================================================================================

                                   FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             FOR OCTOBER 29, 2002

                        Canadian National Railway Company
             (Exact name of Registrant as specified in its charter)

                               -----------------

                        Canadian National Railway Company
                 (Translation of Registrant's name into English)

                               -----------------

                        935 de la Gauchetiere Street West
                                Montreal, Quebec
                                 Canada H3B 2M9
                                 (514) 399-7091
                    (Address of principal executive offices)

                               -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                           FORM 20-F       FORM 40-F  X
                                     ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                YES         NO  X
                                    ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable


================================================================================

                       Canadian National Railway Company


                               TABLE OF CONTENTS


    Item
    ----

     1.   Press release dated October 22, 2002

     2.   Third-quarter 2002 Financial Statements

     3. Certificate of CEO Regarding Facts and Circumstances Relating to Exchange Act Filings

     4. Certificate of CFO Regarding Facts and Circumstances Relating to Exchange Act Filings

                                                                         ITEM 1


CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE
--------------------------------------------------------------------------------


[CANADIAN NATIONAL LOGO]

                                                           FOR IMMEDIATE RELEASE

                                            Stock symbols: TSX : CNR / NYSE: CNI


                                                                       www.cn.ca



CN reports third-quarter 2002 financial results

     o Third-quarter 2002 net income and diluted earnings per share of $268 million and $1.32, respectively, compared with adjusted net income and diluted EPS(1) of $240 million and $1.21 for third-quarter 2001

     o Revenues of $1,503 million, up 13 per cent on WC acquisition and solid merchandise revenue performance

     o    Nine-month free cash flow of $444 million

MONTREAL, Oct. 22, 2002 -- Canadian National today reported third-quarter 2002 net income of $268 million, a 12 per cent increase over adjusted net income (1) of $240 million for the same quarter of 2001.

Diluted earnings per share for the quarter ended Sept. 30, 2002, were $1.32, up nine per cent from adjusted diluted earnings per share (1) of $1.21 for the comparable period of 2001. Reported net income for third-quarter 2001 was $252 million, or $1.27 per diluted share.

Third-quarter 2002 operating income increased 13 per cent to $484 million. Revenues for the period rose 13 per cent to $1,503 million, while operating expenses were $1,019 million.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE
--------------------------------------------------------------------------------

CN President and Chief Executive Officer Paul M. Tellier said: "CN met the challenge this quarter, turning in good financial results in the face of devastating drought conditions that continue to weigh heavily on our Western Canadian grain franchise. Solid gains in our service-sensitive merchandise businesses - automotive, petroleum and chemicals, intermodal and forest products
- and the consolidation of Wisconsin Central revenues more than offset depressed bulk commodity revenues. The performance of our merchandise and intermodal units is particularly satisfying because they will continue to drive much of CN's growth.

"In addition, we are gratified by CN's strong free cash flow performance. We generated $444 million in free cash flow for the first nine months of 2002 and $88 million for the quarter - right on company target.

"For the latest quarter, increased automotive revenues reflected stronger motor vehicle production in Canada and the United States, while petroleum and chemicals revenues benefited from the inclusion of WC revenues and continued strength in the petroleum segment, which experienced higher sulfur shipments and market share gains in various sectors. Increased intermodal revenues reflected improved domestic performance from growing markets in Canada and the U.S., and growth in the overseas segment despite stagnant trade. Forest products revenue gains were driven by the inclusion of WC revenues and increased lumber and panels traffic, in line with a strong North American housing market. Improved market conditions in the Canadian pulp and paper industry also contributed to third-quarter forest products revenue growth.

"CN will continue to drive productivity improvements and leverage its strong service capabilities to generate growth, but it remains cautious about near-term business prospects. Tough conditions will continue to prevail in our grain and coal businesses. Despite this, CN is determined to deliver improved results in 2003."

Six of CN's seven business units registered revenue gains during the most recent quarter: forest products (30 per cent); petroleum and chemicals (22 per cent); automotive (20 per cent); metals and minerals (17 per cent); intermodal (12 per cent), and coal (six per cent). Grain and fertilizers revenues declined by 15 per cent.

Total carloadings for the third quarter of 2002 rose 14 per cent to 1,043 thousand.

CN's operating ratio for the most recent three-month period was 67.8 per cent, compared with 67.5 per cent for the year-earlier quarter.

The increase in operating expenses for third-quarter 2002 was largely attributable to the consolidation of WC expenses and higher expenses for labor and fringe benefits and equipment rents, which were partially offset by lower fuel costs.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE
--------------------------------------------------------------------------------

Results for the first nine months of 2002

Net income for the first nine months of 2002 increased 14 per cent to $778 million from adjusted net income (1) of $682 million for the comparable period of 2001.

Diluted earnings per share for the nine-month period ended Sept. 30, 2002, were $3.86, up 12 per cent from adjusted diluted earnings per share (1) of $3.44 for the year-earlier period. Reported net income for the first nine months of 2001 was $744 million, or $3.75 per diluted share.

Operating income for the first nine months of 2002 was $1,380 million, compared with $1,259 million - excluding the effect of a special charge to operations to recognize the costs of a workforce adjustment program - for the same period of 2001. Including the charge, operating income was $1,161 million for last year's nine-month period.

Nine-month 2002 revenues increased 11 per cent to $4,563 million, while operating expenses were $3,183 million. Excluding the special charge, operating expenses for the first nine months of 2001 were $2,856 million; including it, they were $2,954 million.

Five of CN's business units reported increased revenues for the first nine months of 2002: forest products (29 per cent); petroleum and chemicals (23 per cent); metals and minerals (20 per cent); automotive (18 per cent), and intermodal (six per cent). Grain and fertilizers revenues declined 13 per cent, and coal revenues declined four per cent.

Total carloadings for the first nine months of 2002 increased 10 per cent to 3,101 thousand.

The financial results in this press release are reported in Canadian dollars and were determined on the basis of U.S. GAAP.

----------
(1) Adjusted net income and diluted earnings per share for the third quarter of 2001 exclude a deferred income tax recovery of $12 million, or six cents per share, resulting from the enactment of lower corporate tax rates in Canada.

For the first nine months of 2001, adjusted net income and diluted earnings per share exclude an after-tax gain of $73 million (36 cents per share) from the sale of CN's 50 per cent interest in the Detroit River Tunnel Company; a $62-million after-tax charge (31 cents per share) to operations for a workforce adjustment program; a $71 million after-tax charge (35 cents per share) to write down CN's net investment in 360networks Inc.; and a $122 million deferred income tax recovery (61 cents per share) resulting from the enactment of lower corporate tax rates in Canada.

Note 10 to the accompanying financial statements provides a reconciliation of adjusted net income to the Company's net income reported in accordance with United States generally accepted accounting principles (U.S. GAAP).

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN's most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE
--------------------------------------------------------------------------------

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.



Contacts:
Media                                         Investment Community
-----                                         --------------------
Mark Hallman                                  Robert Noorigian
System Director, Media Relations              Vice-President, Investor Relations
(416) 217-6390                                (514) 399-0052

                                                                         ITEM 2


CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME  (U.S. GAAP)
--------------------------------------------------------------------------------
(In millions, except per share data)

                                                        Three months ended       Nine months ended
                                                            September 30            September 30
                                                       ---------------------   --------------------
                                                           2002        2001        2002        2001
---------------------------------------------------------------------------------------------------
                                                                        (Unaudited)
Revenues                                               $  1,503    $  1,325    $  4,563    $  4,115
---------------------------------------------------------------------------------------------------

Operating expenses excluding special charge               1,019         895       3,183       2,856

Special charge (Note 3)                                       -           -           -          98
---------------------------------------------------------------------------------------------------
Total operating expenses                                  1,019         895       3,183       2,954

Operating income                                            484         430       1,380       1,161

Interest expense                                            (89)        (73)       (276)       (231)

Other income (Note 4)                                         8          12          69          34
---------------------------------------------------------------------------------------------------

Income before income taxes                                  403         369       1,173         964

Income tax expense (Note 5)                                (135)       (117)       (395)       (220)
---------------------------------------------------------------------------------------------------

Net income (Note 10)                                   $    268    $    252    $    778    $    744
===================================================================================================

Earnings per share (Note 10)

   Basic                                               $   1.34    $   1.31    $   3.98    $   3.88

   Diluted                                             $   1.32    $   1.27    $   3.86    $   3.75

Weighted-average number of shares

   Basic                                                  200.3       192.4       195.7       191.9

   Diluted                                                203.0       201.4       203.1       200.7
===================================================================================================

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)
--------------------------------------------------------------------------------
(In millions)

                                                   Three months ended September 30              Nine months ended September 30
                                               ----------------------------------------    ---------------------------------------
                                                                             Variance                                   Variance
                                                   2002          2001       Fav (Unfav)        2002          2001      Fav (Unfav)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                   (Unaudited)
Revenues

Petroleum and chemicals                        $    275      $    225             22%      $    819      $    668             23%
Metals and minerals                                 138           118             17%           398           332             20%
Forest products                                     337           260             30%           996           774             29%
Coal                                                 85            80              6%           243           253             (4%)
Grain and fertilizers                               217           254            (15%)          741           850            (13%)
Intermodal                                          273           243             12%           769           724              6%
Automotive                                          130           108             20%           440           374             18%
Other items                                          48            37             30%           157           140             12%
----------------------------------------------------------------------                     ---------------------------------------
                                                  1,503         1,325             13%         4,563         4,115             11%

Operating expenses

Labor and fringe benefits                           410           352            (16%)        1,301         1,100            (18%)
Purchased services                                  148           121            (22%)          428           386            (11%)
Depreciation and amortization                       149           131            (14%)          434           394            (10%)
Fuel                                                109           111              2%           335           375             11%
Equipment rents                                      85            70            (21%)          264           221            (19%)
Material                                             48            43            (12%)          166           157             (6%)
Operating taxes                                      39            34            (15%)          122           115             (6%)
Casualty and other                                   31            33              6%           133           108            (23%)
Special charge (Note 3)                               -             -              -              -            98            100%
----------------------------------------------------------------------                     ---------------------------------------
                                                  1,019           895            (14%)        3,183         2,954             (8%)
----------------------------------------------------------------------                     ---------------------------------------

Operating income                               $    484      $    430             13%      $  1,380      $  1,161             19%
==================================================================================================================================

Operating ratio (excluding special charge)         67.8%         67.5%          (0.3)          69.8%         69.4%          (0.4)
==================================================================================================================================

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)
--------------------------------------------------------------------------------
(In millions)

                                                          September 30    December 31   September 30
                                                                  2002           2001           2001
----------------------------------------------------------------------------------------------------
                                                           (Unaudited)                   (Unaudited)
Assets

Current assets:
     Cash and cash equivalents                                $     24       $     53       $    830
     Accounts receivable (Note 6)                                  715            645            759
     Material and supplies                                         150            133            124
     Deferred income taxes (Note 5)                                120            153            142
     Other                                                         179            180            154
----------------------------------------------------------------------------------------------------
                                                                 1,188          1,164          2,009

Properties                                                      19,348         19,145         16,395
Other assets and deferred charges (Note 2)                         903            914            397
----------------------------------------------------------------------------------------------------

Total assets                                                  $ 21,439       $ 21,223       $ 18,801
====================================================================================================

Liabilities and shareholders' equity

Current liabilities:
     Accounts payable and accrued charges                     $  1,377       $  1,374       $  1,297
     Current portion of long-term debt (Note 6)                    699            163            148
     Other                                                          71            132             93
----------------------------------------------------------------------------------------------------
                                                                 2,147          1,669          1,538

Deferred income taxes (Note 5)                                   4,798          4,591          3,572
Other liabilities and deferred credits                           1,205          1,345          1,148
Long-term debt (Note 6)                                          4,699          5,764          4,968
Convertible preferred securities (Note 7)                            -            366            363

Shareholders' equity:
     Common shares (Note 7)                                      4,848          4,442          4,415
     Accumulated other comprehensive income                        102             58             68
     Retained earnings                                           3,640          2,988          2,729
----------------------------------------------------------------------------------------------------
                                                                 8,590          7,488          7,212
----------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                    $ 21,439       $ 21,223       $ 18,801
====================================================================================================

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (U.S. GAAP)
--------------------------------------------------------------------------------
(In millions)

                                                                          Three months ended         Nine months ended
                                                                              September 30              September 30
                                                                         ---------------------     ---------------------
                                                                            2002         2001         2002         2001
-----------------------------------------------------------------------------------------------------------------------
                                                                                        (Unaudited)
Common shares (1)

Balance, beginning of period                                             $ 4,499      $ 4,402      $ 4,442      $ 4,349

  Stock options exercised                                                     10           13           66           66

  Conversion of convertible preferred securities (Note 7)                    339            -          340            -

-----------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                   $ 4,848      $ 4,415      $ 4,848      $ 4,415
=======================================================================================================================

Accumulated other comprehensive income

Balance, beginning of period                                             $    31      $    36      $    58      $   151

Other comprehensive income (loss):

Unrealized foreign exchange gain (loss) on translation of
  U.S. dollar denominated long-term debt designated as a
  hedge of the net investment in U.S. subsidiaries                          (158)        (134)          50         (163)

Unrealized foreign exchange gain (loss) on translation of
  the net investment in foreign operations                                   251          197          (52)         248

Unrealized holding loss on investment in 360networks Inc.                      -            -            -         (129)

Unrealized holding gain (loss) on fuel derivative
  instruments (Note 8)                                                        14          (13)          69          (18)

-----------------------------------------------------------------------------------------------------------------------

Other comprehensive income (loss) before income taxes                        107           50           67          (62)

Income tax expense on other comprehensive income (loss)
  (Note 5)                                                                   (36)         (18)         (23)         (21)
-----------------------------------------------------------------------------------------------------------------------

Other comprehensive income (loss)                                             71           32           44          (83)

-----------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                   $   102      $    68      $   102      $    68
=======================================================================================================================

Retained earnings

Balance, beginning of period                                             $ 3,415      $ 2,515      $ 2,988      $ 2,098

  Net income                                                                 268          252          778          744

  Dividends                                                                  (43)         (38)        (126)        (113)

-----------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                   $ 3,640      $ 2,729      $ 3,640      $ 2,729
=======================================================================================================================

See accompanying notes to consolidated financial statements.

(1) The Company issued 6.2 million and 7.6 million shares for the three and nine months ended September 30, 2002, respectively, as a result of stock options exercised and the conversion of convertible preferred securities. At September 30, 2002, the Company had 200.3 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)
--------------------------------------------------------------------------------
(In millions)

                                                                       Three months ended        Nine months ended
                                                                          September 30              September 30
                                                                     ----------------------    --------------------
                                                                         2002         2001        2002         2001
-------------------------------------------------------------------------------------------------------------------
                                                                                       (Unaudited)
Operating activities

Net income                                                           $   268      $   252      $   778      $   744
Non-cash items in income:
     Depreciation and amortization                                       151          132          439          398
     Deferred income taxes (Note 5)                                       81           46          237           63
     Equity in earnings of English Welsh and
         Scottish Railway                                                 (4)           -          (19)           -
     Gain on sale of investment (Note 4)                                   -            -            -         (101)
     Write-down of investment (Note 4)                                     -            -            -           99
     Special charge (Note 3)                                               -            -            -           98
Changes in:
     Accounts receivable                                                  (2)         (95)         (43)         (44)
     Material and supplies                                                16           13          (17)         (13)
     Accounts payable and accrued charges                                 12            6           32         (101)
     Other net current assets and liabilities                              8          (12)          (4)         (15)
Payments for workforce reductions                                        (36)         (39)        (130)        (128)
Other                                                                    (63)          12          (85)         (93)
-------------------------------------------------------------------------------------------------------------------
Cash provided from operating activities                                  431          315        1,188          907
-------------------------------------------------------------------------------------------------------------------

Investing activities

Net additions to properties                                             (271)        (264)        (633)        (662)
Other, net                                                               (29)         (23)          15           66
-------------------------------------------------------------------------------------------------------------------
Cash used by investing activities                                       (300)        (287)        (618)        (596)
-------------------------------------------------------------------------------------------------------------------

Dividends paid                                                           (43)         (38)        (126)        (113)

Financing activities

Issuance of long-term debt                                               642        2,034        2,532        2,538
Reduction of long-term debt                                             (807)      (1,231)      (3,067)      (1,973)
Issuance of common shares                                                  8            7           62           52
-------------------------------------------------------------------------------------------------------------------
Cash provided from (used by) financing activities                       (157)         810         (473)         617
-------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                     (69)         800          (29)         815

Cash and cash equivalents, beginning of period                            93           30           53           15
-------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                             $    24      $   830      $    24      $   830
===================================================================================================================

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)
--------------------------------------------------------------------------------
(in millions)

Note 1 - Basis of presentation

In management's opinion, the accompanying unaudited interim consolidated financial statements, prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company's (the Company) financial position as at September 30, 2002, December 31 and September 30, 2001, its results of operations, changes in shareholders' equity and cash flows for the three and nine months ended September 30, 2002 and 2001.

These consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company's 2001 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these consolidated financial statements and notes should be read in conjunction with the Company's Annual Consolidated Financial Statements.

Note 2 - Acquisition of Wisconsin Central Transportation Corporation

Wisconsin Central Transportation Corporation (WC) was consolidated effective October 9, 2001, the date the Company acquired control of WC. Accordingly, the Company's results of operations for the three and nine months ended September 30, 2001 exclude the results of operations of WC. For comparative purposes only, if the Company had acquired WC on January 1, 2001, based on the historical amounts reported by WC, revenues, net income, basic and diluted earnings per share would have been $1,470 million, $275 million, $1.43 per basic share and $1.38 per diluted share, respectively, for the three months ended September 30, 2001 and $4,539 million, $793 million, $4.13 per basic share and $4.00 per diluted share, respectively, for the nine months ended September 30, 2001. These pro forma figures do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

In the first quarter of 2002, the Company sold its investment in Tranz Rail Holdings Limited (Tranz Rail), for net proceeds of $68 million. The Company had acquired Tranz Rail, a company which operates a 2,400-route mile freight and passenger rail business in New Zealand, through its acquisition of WC, and had accounted for it as "available for sale" in accordance with the Financial Accounting Standards Board's (FASB) Emerging Issues Task Force (EITF) 87-11, "Allocation of Purchase Price to Assets to be Sold." The difference between the carrying amount of the investment and the proceeds from sale was not significant.

Note 3 - Special charge

In the second quarter of 2001, the Company recorded a charge of $98 million, $62 million after tax, for the reduction of 690 positions by the end of 2002. The charge included severance and other payments to be made to affected employees.

Note 4 - Other income

In June 2001, the Company recorded a charge of $99 million, $71 million after tax, to write down its net investment in 360networks Inc.

In the first quarter of 2001, the Company recorded a gain of $101 million, $73 million after tax, from the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT). The DRT is a 1.6-mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.

Note 5 - Income taxes

In the second and third quarter of 2001, the Company recorded a reduction of $78 million and $12 million, respectively, to its net deferred income tax liability, resulting from the enactment of lower corporate tax rates in Canada. As a result, for the three and nine months ended September 30, 2001, a deferred income tax recovery of $12 million and $122 million, respectively, was recorded in the Consolidated statement of income. For the nine months ended September 30, 2001, a deferred income tax expense of $32 million was recorded in Other comprehensive income.

Note 6 - Financing activities

Share repurchase program

On October 22, 2002, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 13 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)
--------------------------------------------------------------------------------

Revolving credit facilities

The Company has U.S.$1,000 million revolving credit facilities that expire in March 2003. The credit facility agreements contain customary financial covenants with which the Company has been in full compliance since the inception of the agreements. The Company's borrowings of U.S.$172 million (Cdn$273 million) outstanding at December 31, 2001 were entirely repaid in the first quarter of 2002 and since then, the credit facilities have not been drawn upon. At September 30, 2002, letters of credit under the revolving credit facilities amounted to $295 million. The Company currently expects to renew the existing facilities and to complete the refinancing before their maturity.

Commercial paper

The Company has a commercial paper program, which is backed by a portion of its revolving credit facilities, enabling it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S. dollar equivalent. The revolving credit facilities will mature in March 2003 and while the Company's intent is to renew the existing revolving credit facilities, the refinancing has not been completed and, as such, the outstanding balance of U.S.$117 million (Cdn$184 million) of commercial paper has been included in the current portion of long-term debt at September 30, 2002.

Accounts receivable securitization

The Company has a revolving agreement, expiring in June 2003, to sell eligible freight trade receivables up to a maximum of $350 million of receivables outstanding at any point in time. At September 30, 2002, pursuant to the agreement, $168 million and U.S.$113 million (Cdn$178 million) had been sold on a limited recourse basis reflecting no change in the level of accounts receivable sold since December 31, 2001.

Note 7 - Termination of conversion rights of 5.25% Convertible preferred securities ("Securities")

On May 6, 2002, the Company announced that it had met the conditions required to terminate the Securities holders' right to convert their Securities into common shares of the Company, and set the conversion termination date as July 3, 2002. The conditions were met when the Company's common share price exceeded 120% of the conversion price of U.S.$38.48 per share (as adjusted, following the Company's two-for-one common stock split in September 1999) for a specified period, and all accrued interest on the Securities had been paid.

On July 3, 2002, the closing price of the Company's common shares exceeded the conversion price of U.S.$38.48 per share. As a result, Securities that had not been previously surrendered for conversion were converted, resulting in the issuance of approximately 6 million common shares of the Company.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)
--------------------------------------------------------------------------------

Note 8 - Derivative instruments

At September 30, 2002, a portion of the Company's fuel requirement has been hedged using derivative instruments that are carried at market value on the balance sheet. These fuel hedges are accounted for as cash flow hedges whereby the effective portion of the change in the market value of the derivative instruments has been recorded in Other comprehensive income. At September 30, 2002, Accumulated other comprehensive income included an unrealized holding gain of $31 million, $21 million after tax, ($38 million unrealized holding loss, $25 million after tax at December 31, 2001) of which $29 million relates to derivative instruments that will mature within the next twelve months.

Note 9 - Commitments

At September 30, 2002, the Company had commitments to acquire railroad ties, rail, freight cars and locomotives at an aggregate cost of $223 million ($52 million at December 31, 2001).

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)
--------------------------------------------------------------------------------

Note 10 - Net income and earnings per share

In addition to the consolidation of the WC results of operations for the three and nine months ended September 30, 2002 as explained in Note 2, the comparability of the results of operations for the three and nine months ended September 30, 2002 and 2001 is also impacted by the following items:

                                                                   Three months ended                     Nine months ended
                                                                      September 30                           September 30
                                                           ---------------------------------      ---------------------------------
                                                              2002         2001         2001         2002         2001         2001
                                                                                   pro forma                              pro forma
                                                                                         (1)                                    (1)
-----------------------------------------------------------------------------------------------------------------------------------
(In millions)                                                                              (Unaudited)
Income before income taxes, excluding undernoted items     $   403      $   369      $   407      $ 1,173      $ 1,060      $ 1,136
Income tax expense                                            (135)        (129)        (144)        (395)        (378)        (405)
-----------------------------------------------------------------------------------------------------------------------------------

Adjusted net income                                            268          240          263          778          682          731

Undernoted items, net of tax:
    Special charge for workforce reductions                      -            -            -            -          (62)         (62)
    Write-down of net investment in 360networks Inc.             -            -            -            -          (71)         (71)
    Deferred income tax recovery                                 -           12           12            -          122          122
    Gain on sale of Detroit River Tunnel Company                 -            -            -            -           73           73
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 -           12           12            -           62           62

Net income                                                 $   268      $   252      $   275      $   778      $   744      $   793
===================================================================================================================================

The following table provides a reconciliation between basic and diluted earnings per share:

                                                                   Three months ended                     Nine months ended
                                                                      September 30                           September 30
                                                           ---------------------------------      ---------------------------------
                                                              2002         2001         2001         2002         2001         2001
                                                                                   pro forma                              pro forma
                                                                                         (1)                                    (1)
-----------------------------------------------------------------------------------------------------------------------------------
(In millions, except per share data)                                                       (Unaudited)
Net income                                                 $   268      $   252      $   275      $   778      $   744      $   793
Income impact on assumed conversion of
   preferred securities (Note 7)                                 -            3            3            6            9            9
-----------------------------------------------------------------------------------------------------------------------------------
                                                           $   268      $   255      $   278      $   784      $   753      $   802

Weighted-average shares outstanding                          200.3        192.4        192.4        195.7        191.9        191.9
Effect of dilutive securities and stock options                2.7          9.0          9.0          7.4          8.8          8.8
-----------------------------------------------------------------------------------------------------------------------------------
Weighted-average diluted shares outstanding                  203.0        201.4        201.4        203.1        200.7        200.7

Basic earnings per share                                   $  1.34      $  1.31      $  1.43      $  3.98      $  3.88      $  4.13
Diluted earnings per share                                 $  1.32      $  1.27      $  1.38      $  3.86      $  3.75      $  4.00
===================================================================================================================================

(1) The pro forma figures reflect the Company's results of operations as if the Company had acquired WC on January 1, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)
--------------------------------------------------------------------------------

Note 11 - Stock-based compensation expense

Compensation expense for certain performance-based stock-option awards under the Company's various stock option plans is determined by the options' intrinsic value in accordance with Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees," and related interpretations. Had compensation expense been determined based upon fair values at the date of grant for awards under all plans, consistent with the methods of Statement of Financial Accounting Standards (SFAS) No.123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share for the three and nine months ended September 30, 2002 and 2001 would have been as follows:

                                   Three months ended         Nine months ended
                                      September 30              September 30
                                   -------------------      --------------------
                                     2002        2001         2002         2001
   -----------------------------------------------------------------------------
   Net income (in millions)        $  254      $  247       $  751       $  729
   Basic earnings per share        $ 1.27      $ 1.28       $ 3.84       $ 3.80
   Diluted earnings per share      $ 1.25      $ 1.24       $ 3.73       $ 3.68
   =============================================================================

These amounts include compensation cost as calculated using the Black-Scholes option-pricing model with the following assumptions:

                                   Three months ended         Nine months ended
                                      September 30              September 30
                                   -------------------      --------------------
                                    2002(1)      2001         2002         2001
   -----------------------------------------------------------------------------
   Expected option life (years)         -         7.0          7.0          7.0
   Risk-free interest rate              -       5.36%        5.79%        5.36%
   Expected stock price volatility      -         30%          30%          30%
   Average dividend per share           -      $ 0.78       $ 0.86       $ 0.78
   =============================================================================


                                   Three months ended         Nine months ended
                                      September 30              September 30
                                   -------------------      --------------------
                                    2002(1)      2001          2002         2001
   -----------------------------------------------------------------------------
   Weighted average fair value
     of options granted              $  -     $ 23.42       $ 30.98      $ 18.76
   =============================================================================

(1) In the third quarter of 2002, the Company did not grant any stock-option awards.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)
--------------------------------------------------------------------------------

                                                                                   Three months ended            Nine months ended
                                                                                      September 30                 September 30
                                                                                 ---------------------        ----------------------
                                                                                   2002        2001(1)           2002        2001(1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    (Unaudited)
Rail operations

Freight revenues ($ millions)                                                     1,455          1,288          4,406          3,975
Gross ton miles (millions)                                                       75,687         69,408        229,677        216,863
Revenue ton miles (RTM) (millions)                                               39,460         35,909        119,081        113,267
Route miles (includes Canada and the U.S.)                                       17,843         15,476         17,843         15,476
Operating expenses per RTM (cents)(2)                                              2.58           2.49           2.67           2.52
Freight revenue per RTM (cents)                                                    3.69           3.59           3.70           3.51
Carloads (thousands)                                                              1,043            915          3,101          2,814
Freight revenue per carload ($)                                                   1,395          1,408          1,421          1,413
Diesel fuel consumed (Liters in millions)                                           334            305          1,047            987
Average fuel price ($/Liter)                                                       0.32           0.35           0.31           0.36
Revenue ton miles per liter of fuel consumed                                        118            118            114            115
Gross ton miles per liter of fuel consumed                                          227            228            219            220
Diesel fuel consumed (U.S. gallons in millions)                                      89             81            277            261
Average fuel price ($/U.S. gallon)                                                 1.23           1.28           1.19           1.33
Revenue ton miles per U.S. gallon of fuel consumed                                  443            443            430            434
Gross ton miles per U.S. gallon of fuel consumed                                    850            857            829            831
Locomotive bad order ratio (%)(3)                                                   6.9            6.6            6.9            7.2
Freight car bad order ratio (%)                                                     5.9            5.6            6.0            5.8
------------------------------------------------------------------------------------------------------------------------------------

Productivity

Operating ratio (%)(2)                                                             67.8           67.5           69.8           69.4
Freight revenue per route mile ($ thousands)                                         82             83            247            257
Revenue ton miles per route mile (thousands)                                      2,212          2,320          6,674          7,319
Freight revenue per average number of employees ($ thousands)                        62             57            190            179
Revenue ton miles per average number of employees (thousands)                     1,669          1,586          5,126          5,096
------------------------------------------------------------------------------------------------------------------------------------

Employees

Number at end of period                                                          23,484         22,410         23,484         22,410
Average number during period                                                     23,647         22,646         23,231         22,227
Labor and fringe benefits expense per RTM (cents)                                  1.04           0.98           1.09           0.97
Injury frequency rate per 200,000 person hours                                      3.4            4.2            3.1            4.3
Accident rate per million train miles                                               2.2            1.7            2.2            1.8
------------------------------------------------------------------------------------------------------------------------------------

Financial

Debt to total capitalization ratio (% at end of period)                            38.6           43.2           38.6           43.2
Return on assets (% at end of period)                                               1.5            1.6            4.4            4.7
====================================================================================================================================

(1) 2001 data exclude WC which was acquired and consolidated effective October 9, 2001.

(2)  2001 figures exclude special charge.

(3) In 2002, the Company expanded its measure of bad order locomotives to include all those not available for service, including on-line failures. The 2001 figures have been restated accordingly.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)
--------------------------------------------------------------------------------

                                                        Three months ended September 30            Nine months ended September 30
                                                     -------------------------------------    --------------------------------------
                                                                                Variance                                  Variance
                                                          2002      2001(1)    Fav (Unfav)         2002      2001(1)     Fav (Unfav)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       (Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals                                 7,538        6,181            22%        22,222       18,299            21%
Metals and minerals                                     3,574        2,618            37%        10,012        7,712            30%
Forest products                                         8,508        7,193            18%        25,200       21,699            16%
Coal                                                    3,872        3,795             2%        10,786       11,789            (9%)
Grain and fertilizers                                   7,800        8,982           (13%)       26,913       31,933           (16%)
Intermodal                                              7,429        6,481            15%        21,500       19,686             9%
Automotive                                                739          659            12%         2,448        2,149            14%
---------------------------------------------------------------------------                     ---------------------
                                                       39,460       35,909            10%       119,081      113,267             5%

Freight revenue / RTM (cents)

Total freight revenue per RTM                            3.69         3.59             3%          3.70         3.51             5%
Business units:
Petroleum and chemicals                                  3.65         3.64             -           3.69         3.65             1%
Metals and minerals                                      3.86         4.51           (14%)         3.98         4.30            (7%)
Forest products                                          3.96         3.61            10%          3.95         3.57            11%
Coal                                                     2.20         2.11             4%          2.25         2.15             5%
Grain and fertilizers                                    2.78         2.83            (2%)         2.75         2.66             3%
Intermodal                                               3.67         3.75            (2%)         3.58         3.68            (3%)
Automotive                                              17.59        16.39             7%         17.97        17.40             3%
---------------------------------------------------------------------------                     ---------------------

Carloads (thousands)

Petroleum and chemicals                                   147          126            17%           438          383            14%
Metals and minerals                                       104           69            51%           294          195            51%
Forest products                                           151          116            30%           452          359            26%
Coal                                                      127          125             2%           374          391            (4%)
Grain and fertilizers                                     123          136           (10%)          400          434            (8%)
Intermodal                                                319          273            17%           904          828             9%
Automotive                                                 72           70             3%           239          224             7%
---------------------------------------------------------------------------                     ---------------------
                                                        1,043          915            14%         3,101        2,814            10%

Freight revenue / carload (dollars)

Total freight revenue per carload                       1,395        1,408            (1%)        1,421        1,413             1%
Business units:
Petroleum and chemicals                                 1,871        1,786             5%         1,870        1,744             7%
Metals and minerals                                     1,327        1,710           (22%)        1,354        1,703           (20%)
Forest products                                         2,232        2,241             -          2,204        2,156             2%
Coal                                                      669          640             5%           650          647             -
Grain and fertilizers                                   1,764        1,868            (6%)        1,853        1,959            (5%)
Intermodal                                                856          890            (4%)          851          874            (3%)
Automotive                                              1,806        1,543            17%         1,841        1,670            10%
===================================================================================================================================

(1) 2001 data exclude WC which was acquired and consolidated effective October 9, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION
PRO FORMA CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
--------------------------------------------------------------------------------
(In millions, except per share data)

                                                        Three months ended September 30           Nine months ended September 30
                                                     -------------------------------------     ------------------------------------
                                                        2002          2001      Variance          2002          2001      Variance
                                                              pro forma(1)     Fav (Unfav)              pro forma(1)     Fav (Unfav)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                       (Unaudited)
Revenues
Petroleum and chemicals                              $   275       $   248            11%      $   819       $   736           11%
Metals and minerals                                      138           149            (7%)         398           413           (4%)
Forest products                                          337           319             6%          996           954            4%
Coal                                                      85            87            (2%)         243           275          (12%)
Grain and fertilizers                                    217           267           (19%)         741           893          (17%)
Intermodal                                               273           252             8%          769           747            3%
Automotive                                               130           108            20%          440           374           18%
Other items                                               48            40            20%          157           147            7%
---------------------------------------------------------------------------                    ----------------------
                                                       1,503         1,470             2%        4,563         4,539            1%

Operating expenses
Labor and fringe benefits                                410           395            (4%)       1,301         1,235           (5%)
Purchased services                                       148           129           (15%)         428           416           (3%)
Depreciation and amortization                            149           143            (4%)         434           426           (2%)
Fuel                                                     109           122            11%          335           409           18%
Equipment rents                                           85            77           (10%)         264           243           (9%)
Material                                                  48            47            (2%)         166           178            7%
Operating taxes                                           39            36            (8%)         122           121           (1%)
Casualty and other                                        31            34             9%          133           120          (11%)
Special charge                                             -             -             -             -            98          100%
---------------------------------------------------------------------------                    ----------------------
                                                       1,019           983            (4%)       3,183         3,246            2%

Operating income                                         484           487            (1%)       1,380         1,293            7%

Interest expense                                         (89)          (99)                       (276)         (310)

Other income                                               8            19                          69            57
---------------------------------------------------------------------------                    ----------------------

Income before income taxes                               403           407                       1,173         1,040

Income tax expense                                      (135)         (132)                       (395)         (247)
---------------------------------------------------------------------------                    ----------------------

Net income                                           $   268       $   275                     $   778       $   793
==================================================================================================================================

Operating ratio (excluding special charge)              67.8%         66.9%         (0.9)         69.8%         69.4%        (0.4)
==================================================================================================================================

Diluted earnings per share                           $  1.32       $  1.38                     $  3.86       $  4.00

Adjusted diluted earnings per share (2)              $  1.32       $  1.32                     $  3.86       $  3.69

Diluted weighted-average number of shares              203.0         201.4                       203.1         200.7
==================================================================================================================================

(1) The pro forma figures reflect the Company's results of operations as if the Company had acquired WC on January 1, 2001.

(2) 2001 excludes the gain on sale of DRT, the special charge for workforce reductions, the charge to write down the net investment in 360networks Inc., and the deferred income tax recovery resulting from the enactment of lower corporate tax rates in Canada.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY PRO FORMA INFORMATION (U.S. GAAP)
--------------------------------------------------------------------------------

                                                        Three months ended September 30           Nine months ended September 30
                                                     -------------------------------------     ------------------------------------
                                                        2002          2001      Variance          2002         2001       Variance
                                                              pro forma(1)     Fav (Unfav)             pro forma(1)      Fav (Unfav)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                       (Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals                                7,538        6,484            16%        22,222       19,222             16%
Metals and minerals                                    3,574        3,448             4%        10,012       10,189             (2%)
Forest products                                        8,508        8,052             6%        25,200       24,331              4%
Coal                                                   3,872        4,153            (7%)       10,786       12,797            (16%)
Grain and fertilizers                                  7,800        9,183           (15%)       26,913       32,627            (18%)
Intermodal                                             7,429        6,535            14%        21,500       19,840              8%
Automotive                                               739          660            12%         2,448        2,153             14%
--------------------------------------------------------------------------                    ----------------------
                                                      39,460       38,515             2%       119,081      121,159             (2%)

Freight revenue / RTM (cents)

Total freight revenue per RTM                           3.69         3.71            (1%)         3.70         3.62              2%

Business units:
Petroleum and chemicals                                 3.65         3.82            (4%)         3.69         3.83             (4%)
Metals and minerals                                     3.86         4.32           (11%)         3.98         4.05             (2%)
Forest products                                         3.96         3.96             -           3.95         3.92              1%
Coal                                                    2.20         2.09             5%          2.25         2.15              5%
Grain and fertilizers                                   2.78         2.91            (4%)         2.75         2.74              -
Intermodal                                              3.67         3.86            (5%)         3.58         3.77             (5%)
Automotive                                             17.59        16.36             8%         17.97        17.37              3%
--------------------------------------------------------------------------                    ----------------------

Carloads (thousands)

Petroleum and chemicals                                  147          135             9%           438          410              7%
Metals and minerals                                      104          120           (13%)          294          328            (10%)
Forest products                                          151          147             3%           452          456             (1%)
Coal                                                     127          135            (6%)          374          420            (11%)
Grain and fertilizers                                    123          143           (14%)          400          455            (12%)
Intermodal                                               319          288            11%           904          871              4%
Automotive                                                72           70             3%           239          224              7%
--------------------------------------------------------------------------                    ----------------------
                                                       1,043        1,038             -          3,101        3,164             (2%)

Freight revenue / carload (dollars)

Total freight revenue per carload                      1,395        1,378             1%         1,421        1,388              2%

Business units:
Petroleum and chemicals                                1,871        1,837             2%         1,870        1,795              4%
Metals and minerals                                    1,327        1,242             7%         1,354        1,259              8%
Forest products                                        2,232        2,170             3%         2,204        2,092              5%
Coal                                                     669          644             4%           650          655             (1%)
Grain and fertilizers                                  1,764        1,867            (6%)        1,853        1,963             (6%)
Intermodal                                               856          875            (2%)          851          858             (1%)
Automotive                                             1,806        1,543            17%         1,841        1,670             10%
===================================================================================================================================

(1) The pro forma data has been prepared assuming the Company had acquired WC on January 1, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
--------------------------------------------------------------------------------

Management's discussion and analysis relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including Grand Trunk Corporation (GTC), Illinois Central Corporation (IC) and Wisconsin Central Transportation Corporation (WC), the latter from October 9, 2001. As used herein, the word "Company" means, as the context requires, CN and its subsidiaries. CN's common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company also prepares consolidated financial statements in accordance with Canadian GAAP, which are included in this document. The Canadian GAAP financial statements are different in some respects from these financial statements, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, derivative instruments, stock-based compensation and convertible preferred securities.


FINANCIAL RESULTS

Third quarter and first nine months of 2002 compared to corresponding periods in 2001

The Company consolidated WC effective October 9, 2001, the date it acquired control of WC. Accordingly, in the following discussion, the Company's results of operations for the three and nine months ended September 30, 2001 exclude the results of operations of WC. Hereafter, pro forma refers to the consolidation of the results of operations of WC, assuming the acquisition and control of WC occurred on January 1, 2001.

The Company recorded consolidated net income of $268 million ($1.34 per basic share or $1.32 per diluted share) for the quarter ended September 30, 2002 compared to consolidated net income of $252 million ($1.31 per basic share or $1.27 per diluted share) in the third quarter of 2001, an increase of $16 million ($0.03 per basic share or $0.05 per diluted share). Consolidated net income for the nine months ended September 30, 2002 was $778 million ($3.98 per basic share or $3.86 per diluted share) compared to $744 million ($3.88 per basic share or $3.75 per diluted share) in the same period of 2001.

Operating income was $484 million for the third quarter of 2002 compared to $430 million in the same quarter of 2001. For the first nine months of the year, operating income was $1,380 million compared to $1,161 million in the same period of 2001. The operating ratio increased to 67.8% in the current quarter from 67.5% in the third quarter of 2001, a 0.3-point increase.

The three and nine-month periods ended September 30, 2001 included items impacting the comparability of the results of operations to those in the respective periods of 2002. Included in the third quarter and nine months ended September 30, 2001 was a deferred income tax recovery of $12 million ($0.06 per basic and diluted share) and $122 million ($0.64 per basic share or $0.61 per diluted share) respectively, resulting from the enactment of lower corporate tax rates in Canada. The nine-month period ended September 30, 2001 also included a special charge for workforce reductions of $98 million, $62 million after tax ($0.32 per basic share or $0.31 per diluted share), a charge to write down the Company's net investment in 360networks Inc. of $99 million, $71 million after tax ($0.37 per basic share or $0.35 per diluted share), and a gain of $101 million, $73 million after tax ($0.38 per basic share or $0.36 per diluted share) related to the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT).

Excluding the aforementioned items, net income in the current quarter increased by $28 million ($0.09 per basic share or $0.11 per diluted share) from net income of $240 million ($1.25 per basic share or $1.21 per diluted share) for the same quarter last year. For the nine months ended September 30, 2002, net income increased by $96 million ($0.43 per basic share or $0.42 per diluted share), from $682 million ($3.55 per basic share or $3.44 per diluted share) for the same period in 2001.

Excluding the 2001 special charge, operating income for the nine-month period ended September 30, 2002,

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
--------------------------------------------------------------------------------

increased by $121 million, or 10%, to $1,380 million from $1,259 million in the same period last year. The nine-month operating ratio, excluding the 2001 special charge, increased to 69.8% in 2002 from 69.4% in 2001, a 0.4-point increase.

Comparison to 2001 pro forma

Excluding the 2001 item previously discussed, net income in the current quarter increased by $5 million (a decrease of $0.03 per basic share or unchanged on a diluted share basis) from pro forma net income of $263 million ($1.37 per basic share or $1.32 per diluted share) in the comparative 2001 quarter. For the nine months ended September 30, 2002, net income, excluding the 2001 items previously discussed, increased by $47 million ($0.18 per basic share or $0.17 per diluted share) from pro forma net income of $731 million ($3.80 per basic share or $3.69 per diluted share) in the same 2001 period.

Revenues for the third quarter of 2002 increased by $33 million, or 2%, when compared to pro forma revenues of $1,470 million in the same 2001 period. For the nine-month period ended September 30, 2002, revenues increased by $24 million, or 1%, when compared to pro forma revenues of $4,539 million in the same period last year.

Operating expenses in the current quarter increased by $36 million, or 4%, from pro forma operating expenses of $983 million in the same quarter of 2001. For the first nine months of 2002, operating expenses increased by $35 million, or 1%, from pro forma operating expenses, excluding the special charge, of $3,148 million in the same period last year.

Operating income for the third quarter of 2002 was $484 million, a decrease of $3 million, or 1%, when compared to pro forma operating income of $487 million in the comparable 2001 quarter. The operating ratio increased to 67.8% in the current quarter from the pro forma operating ratio of 66.9% in the same quarter of 2001. For the nine-month period ended September 30, 2002, operating income was $1,380 million, a decrease of $11 million, from pro forma operating income, excluding the special charge, of $1,391 million in the comparable 2001 period. The nine-month operating ratio increased to 69.8% in 2002 from the pro forma operating ratio, excluding the special charge, of 69.4% in 2001.


Revenues

Revenues in the third quarter of 2002 totaled $1,503 million compared to $1,325 million during the same period in 2001, an increase of $178 million, or 13%. Revenues for the first nine months of 2002 were $4,563 million, an increase of $448 million, or 11%, from the same period last year. The increase in the quarter and first nine months was mainly attributable to the consolidation of WC revenues and to gains in petroleum and chemicals, automotive, intermodal and forest products. Partly offsetting these gains were continued weakness in Canadian grain, and coal revenues. Also contributing to the nine-month increase was the impact of the weaker Canadian dollar, particularly in the petroleum and chemicals, forest products and automotive business units.

Revenue ton miles increased by 10% in the quarter and 5% in the nine-month period ended September 30, 2002 when compared to the same periods in 2001. Freight revenue per revenue ton mile for the quarter and first nine months of the year increased by 3% and 5%, respectively, when compared to the same periods last year.

Petroleum and chemicals: Revenues increased by $50 million, or 22%, for the third quarter and $151 million, or 23%, for the first nine months when compared to the same periods in 2001. Growth in the quarter and nine-month period was mainly due to the inclusion of WC revenues and continued strength in the petroleum segment, including strong sulfur shipments and market share gains in various sectors. Revenue per revenue ton mile for the current quarter remained unchanged and increased by 1% during the first nine months of 2002, as the inclusion of shorter haul WC traffic and the effects of the weaker Canadian dollar were offset by an increase in longer haul traffic.

Metals and minerals: Revenues increased by $20 million, or 17%, for the third quarter and $66 million, or 20%, for the first nine months when compared to the same periods in 2001. The increase in the quarter and first nine months was mainly due

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
--------------------------------------------------------------------------------

to the inclusion of WC revenues, market share gains in the aluminum sector and strong construction materials traffic, partly offset by one-time gains in 2001. Also impacting the quarter were market share gains in the steel industry that were offset by reduced traffic in specific segments due to ongoing customer strikes. Revenue per revenue ton mile decreased by 14% in the current quarter and 7% for the first nine months of the year mainly due to an increase in longer haul traffic and the inclusion of certain lower-rated WC traffic.

Forest products: Revenues increased by $77 million, or 30%, for the third quarter and $222 million, or 29%, for the first nine months when compared to the same periods in 2001. Growth in the quarter and first nine months of the year was mainly due to the inclusion of WC revenues and, increased lumber and panels traffic, in line with a strong North American housing market. Improved market conditions in the Canadian pulp and paper industry also contributed to third quarter growth. The increase in revenue per revenue ton mile of 10% in the current quarter and 11% in the first nine months of 2002 was mainly due to the inclusion of shorter haul WC traffic and the effect of the weaker Canadian dollar.

Coal: Revenues increased by $5 million, or 6%, for the third quarter and decreased by $10 million, or 4%, for the first nine months when compared to the same periods in 2001. The increase in the quarter reflected the inclusion of WC revenues, partly offset by some weakness in CN coal traffic on a year-over-year basis. The decrease in the nine-month period was mainly due to reduced demand from power utilities and weak Canadian coal exports to offshore markets. The revenue per revenue ton mile increase of 4% in the current quarter and 5% during the first nine months of 2002 was mainly due to a decrease in longer haul traffic and the effect of the weaker Canadian dollar.

Grain and fertilizers: Revenues decreased by $37 million, or 15%, for the third quarter and $109 million, or 13%, for the first nine months when compared to the same periods in 2001. The decline in both the quarter and first nine months of 2002 reflected a significant deterioration in the Canadian grain crop. The third quarter was also impacted by the loss of a potash move and a decline in United States originating grain traffic. The 2% decrease in revenue per revenue ton mile in the current quarter was mainly attributable to a shift in traffic mix. For the first nine months, revenue per revenue ton mile increased by 3% mainly as a result of an increase in regulated grain rates and a decline in longer haul traffic.

Intermodal: Revenues increased by $30 million, or 12%, for the third quarter and $45 million, or 6%, for the first nine months when compared to the same periods in 2001. The increase in the quarter and first nine months of 2002 was attributable to growth in both the overseas and domestic segments. Growth in the overseas segment was achieved in spite of stagnant trade and the loss of an overseas move in the second half of 2001. The domestic segment benefited from growing markets in both Canada and the United States. The decrease in revenue per revenue ton mile of 2% for the current quarter and 3% for the first nine months of 2002 was mainly attributable to the fuel surcharge in 2001 and an increase in the average length of haul.

Automotive: Revenues increased by $22 million, or 20%, for the third quarter and $66 million, or 18%, for the first nine months when compared to the same periods in 2001, reflecting stronger motor vehicle production in both Canada and the United States. The 7% revenue per revenue ton mile increase for the current quarter and 3% increase for the first nine months of 2002 was mainly attributable to the weaker Canadian dollar.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
--------------------------------------------------------------------------------

Operating expenses

In the third quarter of 2002, operating expenses amounted to $1,019 million compared to $895 million in the same quarter of 2001. Operating expenses for the first nine months of 2002 were $3,183 million compared to $2,954 million in the same period of 2001.

Excluding the 2001 special charge for workforce reductions, operating expenses for the first nine months of the year increased by $327 million, or 11%, from $2,856 million in the same period of 2001. The increases in the quarter and first nine months of 2002 were mainly due to the consolidation of WC expenses, higher expenses for labor and fringe benefits and equipment rents, partially offset by lower fuel costs.

Labor and fringe benefits: Labor and fringe benefit expenses in 2002 increased by $58 million, or 16%, for the third quarter and $201 million, or 18%, for the first nine months when compared to the same 2001 periods. The increase in the quarter and first nine months of the year was mainly attributable to the inclusion of WC expenses ($42 million for the quarter and $127 million for the nine-month period), wage increases, higher benefit expenses, including health and welfare and other post-retirement benefits, and the impact of the weaker Canadian dollar on U.S. denominated expenses. These increases were partly offset by the effects of a reduced workforce in 2002.

Purchased services: The costs of purchased services increased by $27 million, or 22%, for the quarter and $42 million, or 11%, for the nine-month period ended September 30, 2002, when compared to corresponding periods in 2001. The increase in the quarter and first nine months of the year was mainly due to the inclusion of WC expenses and higher expenses for professional services and equipment repairs.

Depreciation and amortization: Depreciation and amortization expense for the quarter and nine months ended September 30, 2002, increased by $18 million, or 14%, and $40 million, or 10%, respectively, from the comparable 2001 periods. The increase in the quarter and first nine months of the year was mainly due to the inclusion of WC expenses and the impact of capital additions in 2002.

Fuel: Fuel expense decreased by $2 million, or 2%, for the third quarter and $40 million, or 11%, for the first nine months of 2002, when compared to the respective 2001 periods. The decrease in the quarter and first nine months of the year was primarily due to a decrease in the average price of fuel, partially offset by the inclusion of WC expenses.

Equipment rents: These expenses increased by $15 million, or 21%, in the quarter and $43 million, or 19%, for the first nine months of the year, when compared to the same 2001 periods. The increase in the quarter and first nine months of the year was mainly due to the inclusion of WC expenses and lower car hire income.

Material: For the quarter and nine months ended September 30, 2002, material costs increased by $5 million, or 12%, and $9 million, or 6%, respectively, from the comparable 2001 periods. The increase in the quarter and first nine months of the year was mainly due to the inclusion of WC expenses that were partly offset by lower locomotive and car maintenance costs.

Operating taxes: Operating taxes increased by $5 million, or 15%, during the third quarter and $7 million, or 6%, during the nine-month period ended September 30, 2002 when compared to the corresponding 2001 periods. The increase in the quarter and first nine months of the year was mainly due to the inclusion of WC expenses and lower recoveries in 2002.

Casualty and other: These expenses decreased by $2 million, or 6%, in the current quarter and increased by $25 million, or 23%, for the first nine months of 2002, when compared to the corresponding 2001 periods. The decrease in the current quarter is due to lower expenses for casualty and legal claims, including occupational-related claims, partly offset by the inclusion of WC expenses. The increase in the nine-month period was mainly due to higher expenses for casualty and legal claims, including occupational-related claims, and higher derailment-related expenses that were partly

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
--------------------------------------------------------------------------------

offset by lower expenses related to environmental matters and bad debts.


Other

Interest expense: Interest expense for the third quarter increased by $16 million, or 22%, from the comparable 2001 quarter and $45 million, or 19%, in the first nine months of 2002 versus the equivalent 2001 period. The increase in the quarter and first nine months of the year was mainly due to the financing related to the acquisition of WC and the inclusion of WC expenses. Partly offsetting these increases was lower interest expense related to the conversion of the convertible preferred securities in July 2002 and the maturity of certain notes in the first nine months of 2001.

Other income: The Company recorded other income of $8 million for the third quarter of 2002 compared to $12 million in the same period of 2001. The decrease is mainly due to lower gains on disposal of surplus assets, partly offset by the Company's equity in earnings of English Welsh and Scottish Railway (EWS) of $4 million. On September 30, 2002, the Company completed the sale of IC Terminal Holdings Company for net sales proceeds of U.S.$18 million (Cdn$28 million), which approximated the carrying value of the investment. Excluding the impact of the 2001 DRT and 360networks Inc. transactions previously discussed, other income for the first nine months of 2002 increased to $69 million from $32 million in the comparable period of 2001. The increase was mainly due to the Company's equity in earnings of EWS of $19 million and higher gains on disposal of surplus assets.

Income tax expense: The Company recorded an income tax expense of $135 million for the current quarter and $117 million for the corresponding period in 2001. Income tax expense was $395 million for the nine months ended September 30, 2002 and $220 million for the comparable 2001 period. When compared to 2001, the increase in income tax expense for the quarter and nine-month period is mainly due to a 2001 deferred income tax recovery of $122 million, of which $12 million was recorded in the third quarter, resulting from the enactment of lower corporate tax rates in Canada. The effective tax rate for the quarter and nine months ended September 30, 2002 was 33.5% and 33.7%, respectively. The effective tax rate for the comparative 2001 periods was 35.0% and 35.7%, respectively, excluding the deferred income tax recovery and, the income tax effect on the special charge, the DRT transaction and the charge for 360networks Inc.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
--------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facilities, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through the Accounts receivable securitization program. In addition, from time to time, the Company's liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $431 million and $1,188 million for the three and nine-month periods ended September 30, 2002, respectively, compared to $315 million and $907 million for the same 2001 periods. Net income, excluding non-cash items, generated cash of $496 million for the current quarter and $1,435 million for the nine months ended September 30, 2002, compared to $430 million and $1,301 million in the corresponding 2001 periods. Cash generated in the first nine months of 2002 was partially consumed by payments for workforce reductions and income taxes of $130 million and $88 million, respectively, compared to $128 million and $70 million, respectively, for the same period last year. Payments for casualty and legal claims, including amounts paid for workers' compensation, for the first nine months of 2002 and 2001 were $105 million and $119 million, respectively.

Investing activities: Cash used by investing activities in the quarter and nine months ended September 30, 2002 amounted to $300 million and $618 million, respectively, compared to $287 million and $596 million for the comparable periods in 2001. The Company's investing activities in the first nine months of 2002 included net proceeds of $68 million from the sale of its investment in Tranz Rail Holdings Limited, whereas the comparative period included net proceeds of $112 million from the sale of DRT. Net capital expenditures amounted to $271 million and $633 million in the three and nine months ended September 30, 2002, respectively, an increase of $7 million and a decrease of $29 million from the same 2001 periods. Capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

The Company anticipates that capital expenditures for 2002 will remain at approximately the same level as 2001. This will include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company's operating efficiency and customer service.

Dividends: The Company paid a quarterly dividend of $0.215 per share amounting to $43 million for the third quarter and $126 million for the first nine months of 2002 compared to $38 million and $113 million, respectively, at the rate of $0.195 per share, for the same periods in 2001.

Free cash flow

The Company generated $88 million and $444 million of free cash flow for the three and nine months ended September 30, 2002, respectively, compared to cash consumed of $10 million and cash generated of $198 million for the same 2001 periods. The Company defines free cash flow as cash provided from operating activities less capital expenditures, other investing activities and dividends paid.

Financing activities: Cash used by financing activities totaled $157 million for the third quarter and $473 million for the nine months ended September 30, 2002 compared to cash generated from financing activities of $810 million and $617 million in the same periods of 2001. In 2002, issuances and repayments of long-term debt related principally to the Company's commercial paper and revolving credit facilities. In September 2001, the Company issued debt securities in two series, U.S.$400 million (Cdn$629 million) 6.375% Notes due 2011 and U.S.$200 million (Cdn$314 million) 7.375% Debentures due 2031, related to the acquisition of WC.

The Company has access to various financing arrangements:

Revolving credit facilities

The Company has U.S.$1,000 million revolving credit facilities that expire in March 2003. The

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
--------------------------------------------------------------------------------

credit facility agreements contain customary financial covenants with which the Company has been in full compliance since the inception of the agreements. The Company's borrowings of U.S.$172 million (Cdn$273 million) outstanding at December 31, 2001 were entirely repaid in the first quarter of 2002 and since then, the credit facilities have not been drawn upon. At September 30, 2002, letters of credit under the revolving credit facilities amounted to $295 million. The Company currently expects to renew the existing facilities and to complete the refinancing before their maturity.

Commercial paper

The Company has a commercial paper program, which is backed by a portion of its revolving credit facilities, enabling it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S. dollar equivalent. The revolving credit facilities will mature in March 2003 and while the Company's intent is to renew the existing revolving credit facilities, the refinancing has not been completed and, as such, the outstanding balance of U.S.$117 million (Cdn$184 million) of commercial paper has been included in the current portion of long-term debt at September 30, 2002.

Shelf registration statement

At September 30, 2002, the Company had U.S.$400 million remaining for issuance under its shelf registration statement.

Accounts receivable securitization program

The sale of a portion of the Company's accounts receivable is conducted under a securitization program, which has a $350 million maximum limit and will expire in June 2003. The program is subject to customary credit rating and reporting requirements. In the event the program is terminated before its scheduled maturity, the Company expects to have sufficient liquidity remaining in its current and future revolving credit facilities to meet future obligations and anticipated capital expenditures. The Company intends to renew the program upon expiration. At September 30, 2002, pursuant to the agreement, $168 million and U.S.$113 million (Cdn$178 million) had been sold on a limited recourse basis reflecting no change in the level of accounts receivable sold since December 31, 2001.

The Company's access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company's credit standing.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
--------------------------------------------------------------------------------

Contractual obligations and commercial commitments

In the normal course of business, the Company incurs contractual obligations and commercial commitments. The following tables set forth material obligations and commitments as of September 30, 2002:

Contractual obligations
(In millions)

Contract Type                           Total      2002   2003-2004  2005-2006   2007 &
                                                                               thereafter
-----------------------------------------------------------------------------------------
Debentures, notes and other            $ 4,517   $    11   $ 1,104   $   581   $ 2,821
Capital leases (a)                         881        35       188        97       561
-----------------------------------------------------------------------------------------
   Long-term debt                      $ 5,398   $    46   $ 1,292   $   678   $ 3,382

Operating leases (b)                     1,206        56       406       302       442
-----------------------------------------------------------------------------------------

Total obligations                      $ 6,604   $   102   $ 1,698   $   980   $ 3,824
=========================================================================================

Commercial commitments
(In millions)

Committment Type                        Total      2002   2003-2004  2005-2006   2007 &
                                                                               thereafter
-----------------------------------------------------------------------------------------
Standby letters of credit (c)          $   488   $   194   $   293   $     1   $     -
Other commercial commitments (d)           223        27       196         -         -
-----------------------------------------------------------------------------------------

Total commitments                      $   711   $   221   $   489   $     1   $     -
=========================================================================================

(a) Excludes $507 million of imputed interest on capital leases at rates ranging from approximately 3.0% to 14.6%.

(b) The Company has guaranteed the residual values of $77 million of equipment with lease terms expiring in the years 2004 through 2012. As at September 30, 2002, the Company does not expect to make any payments pertaining to the guarantees of these leases.

(c) Consists mainly of letters of credit issued as a financial guarantee of the Company's contractual obligations under various arrangements. Letters of credit under the revolving credit facilities amounted to $295 million.

(d)  Includes commitments for railroad ties, rail, freight cars and locomotives.


For 2002 and the foreseeable future, the Company expects cash from operations and from its various sources of financing, including the expected renewal of its revolving credit facilities, to be sufficient to meet its future obligations and fund anticipated capital expenditures.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
--------------------------------------------------------------------------------

SHARE REPURCHASE PROGRAM

On October 22, 2002, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 13 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices.


TERMINATION OF CONVERSION RIGHTS OF 5.25% CONVERTIBLE PREFERRED SECURITIES ("SECURITIES")

On May 6, 2002, the Company announced that it had met the conditions required to terminate the Securities holders' right to convert their Securities into common shares of the Company, and set the conversion termination date as July 3, 2002. The conditions were met when the Company's common share price exceeded 120% of the conversion price of U.S.$38.48 per share (as adjusted, following the Company's two-for-one common stock split in September 1999) for a specified period, and all accrued interest on the Securities had been paid.

On July 3, 2002, the closing price of the Company's common shares exceeded the conversion price of U.S.$38.48 per share. As a result, Securities that had not been previously surrendered for conversion were converted, resulting in the issuance of approximately 6 million common shares of the Company.


ACQUISITION OF WISCONSIN CENTRAL TRANSPORTATION CORPORATION

On October 9, 2001, the Company completed its acquisition of WC for an acquisition cost of $1,297 million (U.S.$831 million) and began a phased integration of the companies' operations.

The Company accounted for the merger using the purchase method of accounting as required by the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations." As such, the Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The results of the final valuation of WC's assets and liabilities are not expected to have a material impact on the results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds the provisions of SFAS No. 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS No. 44 regarding transition to the Motor Carrier Act of 1980 and amends the provisions of SFAS No. 13 to require that certain lease modifications be treated as sale leaseback transactions. This statement is effective for transactions occurring after May 15, 2002. The Company does not expect SFAS No. 145 to have a material impact on its financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should initially be measured at fair value and subsequently adjusted for changes in estimated cash flows. This statement is to be applied to exit or disposal activities initiated after December 31, 2002. The Company will apply SFAS No. 146 on a prospective basis and, as such, does not expect this statement to have an initial material impact on its financial statements upon adoption.


CRITICAL ACCOUNTING POLICIES, BUSINESS RISKS AND OTHER MATTERS

Management's discussion and analysis of the Company's financial condition and results of operations is based on the same accounting policies as those used in preparing the Company's 2001 Annual Consolidated Financial Statements. As such, this document should be read in conjunction with Note 1 "Summary of significant accounting policies" of the Company's 2001 Annual Consolidated Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
--------------------------------------------------------------------------------

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to litigation, environmental liabilities, casualty claims, depreciation lives, income tax liabilities, and pension and other post-retirement benefits, based upon currently available information. Actual results could differ from these estimates.

Legal actions

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational related claims, damage to property claims and environmental claims. The Company maintains, and regularly updates on a case-by-case basis, casualty provisions for such items when the expected loss is both probable and can be reasonably estimated. Although the Company considers such provisions to be adequate for these matters, the final outcome with respect to actions outstanding or pending at September 30, 2002, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

Employee work-related injuries, including occupational related claims, are compensated according to the provisions of the Federal Employers' Liability Act
(FELA) and represent a significant expense for the railroad industry in the United States. Consistent with the case-by-case approach, the Company does not accrue a provision for unasserted occupational related claims. In view of the Company's increasing expansion in the United States, and the increase in the number of occupational claims over the past years, the Company will consider using an actuarial based approach to evaluate the sufficiency of its provision for occupational and other claims. The Company has been, and continues working with an independent actuarial firm. Any change in the estimated liability would be accounted for as a change in accounting estimate and recorded in the results of operations.

As at September 30, 2002, the Company had aggregate reserves for legal matters of $258 million ($277 million at December 31, 2001), of which approximately $152 million was for work-related injuries to employees in the United States, including occupational related claims.

Environmental matters

Regulatory compliance

The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in the railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements.

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

Known existing environmental concerns

The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
--------------------------------------------------------------------------------

depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

Unknown existing environmental concerns

While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and costs cannot be reasonably estimated and as such, costs related to future remediation will be accrued in the year they become known.

Future occurrences

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

As at September 30, 2002, the Company had aggregate accruals for environmental costs of $101 million ($112 million at December 31, 2001). The Company has not included any reduction in costs for anticipated recovery from insurance.

There can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs.

Properties

The Company follows the group method of depreciation and, as such, depreciates the cost of properties, net of asset impairment write-downs, on a straight-line basis over the estimated useful life of each asset class. Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based upon currently available information, including comprehensive depreciation studies that incorporate assumptions of remaining useful lives. A revision to the estimated useful lives of properties is considered a change in accounting estimate and, as a result, depreciation rates would be changed on a prospective basis. A significant change in depreciable lives could result in a material change to depreciation expense.

Pension and Other post-retirement benefits

The Company accounts for pension and other post-retirement benefits as required by SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions," respectively. Under these accounting standards, the 2002 assumptions regarding the valuation of benefit obligations and performance of plan assets were established on the plan's last measurement date of January 1, 2002. Delayed recognition of differences between actual results and those assumed is a guiding principle of these standards. This approach allows for recognition of changes in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.

An actuarial valuation is conducted at least on a triennial basis, to account for pension and other post-retirement benefits which uses management assumptions for the discount rate, the expected return on plan assets, the rate of compensation increase, the health care cost trend and the expected average remaining service life of the employee group. A change in any one of these assumptions could have a significant impact on the pension and post-retirement

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
--------------------------------------------------------------------------------

benefit expense recorded under SFAS No. 87 and SFAS No. 106, respectively. The Company regularly reviews these assumptions on an annual basis.

During the last ten years ended December 31, 2001, the CN Pension Plan earned an average rate of return in excess of 10% annually. For that same period, the Company used a long-term rate of return assumption not exceeding 9% to compute pension expense. However, given the recent performance of its plan assets and the equity markets in North America, it is anticipated that the Company will, effective for 2003, reduce the expected long-term rate of return on plan assets from 9% to 8% to reflect management's current view of long-term investment returns. The effect of this change in management's assumption will be to increase pension expense by approximately $50 million.

Financial instruments

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues.

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At September 30, 2002, the Company hedged approximately 46% of the estimated 2002 fuel consumption, 45% of the estimated 2003 fuel consumption and 14% of the estimated 2004 fuel consumption. This represented approximately 391 million U.S. gallons at an average price of U.S.$0.6064 per U.S. gallon.

For the three months ended September 30, 2002, the Company realized a gain of $4 million from its fuel hedging activities, compared to a negligible gain in the same period last year. For the first nine months of 2002, the Company's hedging activities resulted in a realized loss of $5 million compared to a $4 million gain in the same period of 2001.

Other comprehensive income for the quarters ended September 30, 2002 and 2001, included an unrealized gain of $14 million, $10 million after tax, and an unrealized loss of $13 million, $9 million after tax, respectively, resulting from the Company's fuel hedging activities. For the first nine months of 2002 and 2001, other comprehensive income included an unrealized gain of $69 million, $46 million after tax, and an unrealized loss of $18 million, $12 million after tax, respectively.

At September 30, 2002, Accumulated other comprehensive income included an unrealized holding gain of $31 million, $21 million after tax, ($38 million unrealized holding loss, $25 million after tax at December 31, 2001) of which $29 million relates to derivative instruments that will mature within the next twelve months.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in certain markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers' equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
--------------------------------------------------------------------------------

by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins.

To a greater degree than other rail carriers, the Company's subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

In recent years, there has been significant consolidation of rail systems in the United States. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Labor negotiations

Canadian workforce

As of October 2002, the Company had achieved ratified settlements with bargaining groups representing substantially all of its Canadian unionized workforce. These agreements are generally for a three-year period effective until December 31, 2003.

U.S. workforce

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and just recently WC, have bargained on a local basis rather than holding national, industry wide negotiations because the resulting settlements better address both the employees' concerns and preferences and the railways' actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

As of October 2002, the Company had in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, and CCP, and 43% at WC. These agreements have various durations, ranging from the end of 2001 to the end of 2005. Several of these agreements have reopened or will reopen in 2002.

Negotiations are ongoing with the bargaining units with which the Company has not yet achieved new settlements. Until new agreements are reached or until settlements are ratified, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

Regulation

The Company's rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency), under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company's U.S. rail operations are subject to regulation by the Surface Transportation Board (STB) (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
--------------------------------------------------------------------------------

to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. It was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes, which, if adopted, would affect all modes of transportation, including rail. No assurance can be given that any decision by the federal government pursuant to the report's recommendations will not materially adversely affect the Company's financial position or results of operations.

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in the demand for them. However, many of the bulk commodities the Company transports move offshore and are impacted more by global economic conditions than North American economic cycles. The Company's results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations.

The Company's revenues are affected by prevailing economic conditions. In 2001, widespread recessionary conditions in the economy affected the Company's revenues. While the Company expects continued North American economic growth in the fourth quarter of 2002, much of that will depend on consumer and business confidence, both of which show signs of being tested by uncertain domestic markets and international events. The Company will continue to leverage its strong service capabilities but remains cautious about business prospects for the near term.

Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be affected.

In addition to the inherent risks of the business cycle, the Company is occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers. More recently, severe drought conditions in western Canada significantly reduced bulk commodity revenues, principally grain. There continues to be widespread concerns about the impact of crop conditions on grain supplies in the near term.

Inflation

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
--------------------------------------------------------------------------------

Forward-looking information

Certain information included in this report may be "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth in this section as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Disclosure Controls and Procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-14(c) and 15-d-14(c)) as of October 22, 2002 (the "Evaluation Date") within the 90 day period leading to and ending on the filing date of this quarterly report, have concluded that the Company's disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. Subsequent to the Evaluation Date, there were no significant changes in the Company's internal controls or, to their knowledge, in other factors that could significantly affect the Company's disclosure controls and procedures.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (CANADIAN GAAP)
--------------------------------------------------------------------------------
(In millions, except per share data)

                                                                       Three months ended                    Nine months ended
                                                                           September 30                        September 30
                                                                 ------------------------------       -----------------------------
                                                                         2002              2001              2002              2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              (Unaudited)
Revenues                                                              $ 1,503           $ 1,325           $ 4,563           $ 4,115
-----------------------------------------------------------------------------------------------------------------------------------

Operating expenses excluding special charge                             1,141               994             3,444             3,079

Special charge (Note 4)                                                     -                 -                 -                98
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                1,141               994             3,444             3,177

Operating income                                                          362               331             1,119               938

Interest expense                                                          (89)              (71)             (268)             (220)

Other income (Note 5)                                                       8                14                69                34
-----------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                281               274               920               752

Income tax expense                                                        (94)              (96)             (310)             (263)
-----------------------------------------------------------------------------------------------------------------------------------

Net income (Note 10)                                                  $   187           $   178           $   610           $   489
===================================================================================================================================

Earnings per share (Note 10)

   Basic                                                              $  0.93           $  0.91           $  3.09           $  2.50

   Diluted                                                            $  0.92           $  0.88           $  3.00           $  2.44

Weighted-average number of shares

   Basic                                                                200.3             192.4             195.7             191.9

   Diluted                                                              203.0             201.4             203.1             200.7
===================================================================================================================================

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (CANADIAN GAAP)
--------------------------------------------------------------------------------
(In millions)

                                                         Three months ended September 30          Nine months ended September 30
                                                      -------------------------------------    -------------------------------------
                                                                                  Variance                                 Variance
                                                          2002         2001     Fav (Unfav)        2002         2001     Fav (Unfav)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       (Unaudited)
Revenues

Petroleum and chemicals                                $   275      $   225            22%      $   819      $   668            23%
Metals and minerals                                        138          118            17%          398          332            20%
Forest products                                            337          260            30%          996          774            29%
Coal                                                        85           80             6%          243          253            (4%)
Grain and fertilizers                                      217          254           (15%)         741          850           (13%)
Intermodal                                                 273          243            12%          769          724             6%
Automotive                                                 130          108            20%          440          374            18%
Other items                                                 48           37            30%          157          140            12%
----------------------------------------------------------------------------                  -----------------------
                                                         1,503        1,325            13%        4,563        4,115            11%

Operating expenses

Labor and fringe benefits                                  480          417           (15%)       1,466        1,247           (18%)
Purchased services                                         166          136           (22%)         464          412           (13%)
Depreciation and amortization                              128          106           (21%)         373          336           (11%)
Fuel                                                       109          112             3%          335          376            11%
Equipment rents                                             87           72           (21%)         268          225           (19%)
Material                                                    72           61           (18%)         218          208            (5%)
Operating taxes                                             39           34           (15%)         122          115            (6%)
Casualty and other                                          60           56            (7%)         198          160           (24%)
Special charge (Note 4)                                      -            -             -             -           98           100%
----------------------------------------------------------------------------                  -----------------------
                                                         1,141          994           (15%)       3,444        3,177            (8%)
----------------------------------------------------------------------------                  -----------------------

Operating income                                       $   362      $   331             9%      $ 1,119      $   938            19%
==================================================================================================================================

Operating ratio (excluding special charge)                75.9%        75.0%         (0.9)         75.5%        74.8%         (0.7)
==================================================================================================================================

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (CANADIAN GAAP)
--------------------------------------------------------------------------------
(In millions)

                                                                                      September 30      December 31     September 30
                                                                                              2002             2001             2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        (Unaudited)                      (Unaudited)
Assets

Current assets:
     Cash and cash equivalents                                                            $     24         $     53         $    830
     Accounts receivable (Note 6)                                                              715              645              759
     Material and supplies                                                                     150              133              124
     Deferred income taxes                                                                     120              153              142
     Other                                                                                     150              180              154
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             1,159            1,164            2,009

Properties                                                                                  16,662           16,723           14,083
Other assets and deferred charges (Note 3)                                                     900              901              385
------------------------------------------------------------------------------------------------------------------------------------

Total assets                                                                              $ 18,721         $ 18,788         $ 16,477
====================================================================================================================================

Liabilities and shareholders' equity

Current liabilities:
     Accounts payable and accrued charges                                                 $  1,377         $  1,374         $  1,292
     Current portion of long-term debt (Note 6)                                                699              163              148
     Other                                                                                      71              101               83
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             2,147            1,638            1,523

Deferred income taxes                                                                        3,820            3,729            2,730
Other liabilities and deferred credits                                                       1,160            1,296            1,134
Long-term debt (Note 6)                                                                      4,699            5,764            4,968

Shareholders' equity:
     Common shares (Note 7)                                                                  3,602            3,209            3,182
     Convertible preferred securities (Note 7)                                                   -              327              327
     Contributed surplus                                                                       178              178              178
     Currency translation                                                                      123              133              119
     Retained earnings                                                                       2,992            2,514            2,316
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             6,895            6,361            6,122
------------------------------------------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                                                $ 18,721         $ 18,788         $ 16,477
====================================================================================================================================

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CANADIAN GAAP)
--------------------------------------------------------------------------------
(In millions)

                                                                                   Three months ended           Nine months ended
                                                                                      September 30                 September 30
                                                                                 ----------------------      ----------------------
                                                                                     2002          2001          2002          2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    (Unaudited)
Common shares (1)

Balance, beginning of period                                                     $  3,266      $  3,169      $  3,209      $  3,124

  Stock options exercised                                                              10            13            66            58

  Conversion of convertible preferred securities (Note 7)                             326             -           327             -

-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                           $  3,602      $  3,182      $  3,602      $  3,182
===================================================================================================================================

Convertible preferred securities

Balance, beginning of period                                                     $    326      $    327      $    327      $    327

  Converted shares (Note 7)                                                          (326)            -          (327)            -

-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                           $      -      $    327      $      -      $    327
===================================================================================================================================

Contributed surplus

-----------------------------------------------------------------------------------------------------------------------------------
Balance, beginning and end of period                                             $    178      $    178      $    178      $    178
===================================================================================================================================

Currency translation

-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                           $    123      $    119      $    123      $    119
===================================================================================================================================

Retained earnings

Balance, beginning of period                                                     $  2,848      $  2,179      $  2,514      $  1,949

  Net income                                                                          187           178           610           489

  Dividends                                                                           (43)          (41)         (132)         (122)

-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                           $  2,992      $  2,316      $  2,992      $  2,316
===================================================================================================================================

See accompanying notes to consolidated financial statements.

(1) The Company issued 6.2 million and 7.6 million shares for the three and nine months ended September 30, 2002, respectively, as a result of stock options exercised and the conversion of convertible preferred securities. At September 30, 2002, the Company had 200.3 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (CANADIAN GAAP)
--------------------------------------------------------------------------------
(In millions)

                                                                                Three months ended              Nine months ended
                                                                                    September 30                  September 30
                                                                              -----------------------       -----------------------
                                                                                  2002           2001           2002           2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    (Unaudited)
Operating activities

Net income                                                                    $    187       $    178       $    610       $    489
Non-cash items in income:
     Depreciation and amortization                                                 130            107            378            340
     Deferred income taxes                                                          40             25            152            106
     Equity in earnings of English Welsh and
         Scottish Railway                                                           (4)             -            (19)             -
     Gain on sale of investment (Note 5)                                             -              -              -           (101)
     Write-down of investment (Note 5)                                               -              -              -             99
     Special charge (Note 4)                                                         -              -              -             98
Changes in:
     Accounts receivable                                                            (2)           (95)           (43)           (46)
     Material and supplies                                                          16             13            (17)           (13)
     Accounts payable and accrued charges                                           16              5             32            (99)
     Other net current assets and liabilities                                        9            (11)            (3)           (14)
Payments for workforce reductions                                                  (36)           (39)          (130)          (128)
Other                                                                              (62)            10            (91)          (101)
-----------------------------------------------------------------------------------------------------------------------------------
Cash provided from operating activities                                            294            193            869            630
-----------------------------------------------------------------------------------------------------------------------------------

Investing activities

Net additions to properties                                                       (157)          (120)          (361)          (388)
Other, net                                                                          (2)           (41)            71             79
-----------------------------------------------------------------------------------------------------------------------------------
Cash used by investing activities                                                 (159)          (161)          (290)          (309)
-----------------------------------------------------------------------------------------------------------------------------------

Dividends paid                                                                     (47)           (42)          (135)          (127)

Financing activities

Issuance of long-term debt                                                         642          2,034          2,532          2,538
Reduction of long-term debt                                                       (807)        (1,231)        (3,067)        (1,973)
Issuance of common shares                                                            8              7             62             52
-----------------------------------------------------------------------------------------------------------------------------------
Cash provided from (used by) financing activities                                 (157)           810           (473)           617
-----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                               (69)           800            (29)           811

Cash and cash equivalents, beginning of period                                      93             30             53             19
-----------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                      $     24       $    830       $     24       $    830
===================================================================================================================================

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)
--------------------------------------------------------------------------------
(In millions)

Note 1 - Basis of presentation

In management's opinion, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company's (the Company) financial position as at September 30, 2002, December 31 and September 30, 2001, its results of operations, changes in shareholders' equity and cash flows for the three and nine months ended September 30, 2002 and 2001.

These consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company's 2001 Annual Consolidated Financial Statements except for Stock-based compensation as explained in Note 2. While management believes that the disclosures presented are adequate to make the information not misleading, these consolidated financial statements and notes should be read in conjunction with the Company's Annual Consolidated Financial Statements.

Note 2 - Accounting changes

Stock-based compensation

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments." The new recommendations require the use of a fair value based approach of accounting for all non-employee and certain employee stock-based awards, such as direct awards of stock, awards that call for settlement in cash or other assets, or stock appreciation rights that call for settlement through the issuance of equity instruments. For all other employee stock-based awards, such as stock option awards, the recommendations encourage but do not require that the fair value based approach be used, though require additional disclosure including net income and earnings per share, as if the fair value based accounting method had been used to account for these awards.

The Company has elected to prospectively apply the intrinsic value based method of accounting to its awards of conventional and performance-based employee stock options granted on or after January 1, 2002. These options are granted at an exercise price equal to the market value of the common shares at the date of granting and, as such, compensation cost is not recognized for conventional-based options since both the number of shares to which an individual is entitled and the exercise price are known at the date of granting. Compensation cost attributable to performance-based employee stock option awards, granted on or after January 1, 2002, is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. For the three and nine months ended September 30, 2002, no compensation expense was recognized as no performance-based employee stock option awards were granted. In prior periods, the Company did not record compensation cost related to employee stock options grants and, any consideration paid by employees on the exercise of stock options was recorded as share capital.

In accordance with the new recommendations, the Company accounts for its direct awards of stock to employees, which are issued through the mid-term incentive share unit plan, using the fair value based approach to awards granted on or after January 1, 2002. The mid-term incentive share unit plan, entitles employees to receive payout of a combination of common stock of the Company (equity settled portion), as to 50 percent, and cash value (cash settled portion), as to the remaining 50 percent.

The new recommendations will not be applied to the equity settled portion of this award granted prior to January 1, 2002 since the new recommendations require prospective application for such awards.

Compensation cost for the cash settled portion of this award is measured at fair value, which in all respects is equivalent to intrinsic value since the compensation cost stemming from the award must be finally measured at intrinsic value, and is recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. The new recommendations require retroactive application, without restatement, of the Company's grants outstanding at January 1, 2002 that call for settlement in cash. Had the new recommendations been retroactively applied to the cash settled portion, there would have been no impact on prior periods' financial statements, since no compensation expense was, or would have been recognized for prior periods, due to the nature of the vesting conditions.

For the nine months ended September 30, 2002, the Company granted 3.2 million conventional options. For the three and nine months ended September 30, 2002, 0.2

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)
--------------------------------------------------------------------------------

million and 1.6 million, respectively, of previously issued stock options were exercised.

Had compensation cost been determined as if the fair value based accounting approach had been used for all awards granted for the three and nine months ended September 30, 2002, the Company's net income and earnings per share would have been as follows:

                                     Three months ended       Nine months ended
                                     September 30, 2002       September 30, 2002
--------------------------------------------------------------------------------
Net income (in millions)                   $   182                 $   597
Basic earnings per share                   $  0.91                 $  3.02
Diluted earnings per share                 $  0.90                 $  2.94
================================================================================

As permitted by the new recommendations, these amounts exclude the effect of awards granted prior to January 1, 2002 and include the calculation of compensation expense using the Black-Scholes option-pricing model with the following assumptions:

                                     Three months ended       Nine months ended
                                     September 30, 2002(1)    September 30, 2002
--------------------------------------------------------------------------------
Expected option life (years)                     -                     7.0
Risk-free interest rate                          -                    5.79%
Expected stock price volatility                  -                      30%
Average dividend per share                       -                 $  0.86
================================================================================

                                     Three months ended       Nine months ended
                                     September 30, 2002(1)    September 30, 2002
--------------------------------------------------------------------------------
Weighted average fair value
  of options granted                         $   -                 $ 30.98
================================================================================

(1) In the third quarter of 2002, the Company did not grant any stock-option awards.

Foreign currency translation

In 2001, the Company early adopted the CICA amended recommendations of Section 1650 "Foreign Currency Translation." As required by the amended section, the Company has restated all financial data for 2001.

Note 3 - Acquisition of Wisconsin Central Transportation Corporation

Wisconsin Central Transportation Corporation (WC) was consolidated effective October 9, 2001, the date the Company acquired control of WC. Accordingly, the Company's results of operations for the three and nine months ended September 30, 2001 exclude the results of operations of WC. For comparative purposes only, if the Company had acquired WC on January 1, 2001, based on the historical amounts reported by WC, revenues, net income, basic and diluted earnings per share would have been $1,470 million, $194 million, $0.99 per basic share and $0.96 per diluted share, respectively, for the three months ended September 30, 2001 and $4,539 million, $523 million, $2.68 per basic share and $2.61 per diluted share, respectively, for the nine months ended September 30, 2001. These pro forma figures do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

In the first quarter of 2002, the Company sold its investment in Tranz Rail Holdings Limited (Tranz Rail), for net proceeds of $68 million. The Company had acquired Tranz Rail, a company which operates a 2,400-route mile freight and passenger rail business in New Zealand, through its acquisition of WC, and had accounted for it as "available for sale." The difference between the carrying amount of the investment and the proceeds from sale was not significant.

Note 4 - Special charge

In the second quarter of 2001, the Company recorded a charge of $98 million, $62 million after tax, for the reduction of 690 positions by the end of 2002. The charge included severance and other payments to be made to affected employees.

Note 5 - Other income

In June 2001, the Company recorded a charge of $99 million, $77 million after tax, to write down its net investment in 360networks Inc.

In the first quarter of 2001, the Company recorded a gain of $101 million, $82 million after tax, from the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT). The DRT is a 1.6-mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.

Note 6 - Financing activities

Share repurchase program

On October 22, 2002, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 13 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)
--------------------------------------------------------------------------------

Revolving credit facilities

The Company has U.S.$1,000 million revolving credit facilities that expire in March 2003. The credit facility agreements contain customary financial covenants with which the Company has been in full compliance since the inception of the agreements. The Company's borrowings of U.S.$172 million (Cdn$273 million) outstanding at December 31, 2001 were entirely repaid in the first quarter of 2002 and since then, the credit facilities have not been drawn upon. At September 30, 2002, letters of credit under the revolving credit facilities amounted to $295 million. The Company currently expects to renew the existing facilities and to complete the refinancing before their maturity.

Commercial paper

The Company has a commercial paper program, which is backed by a portion of its revolving credit facilities, enabling it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S. dollar equivalent. The revolving credit facilities will mature in March 2003 and while the Company's intent is to renew the existing revolving credit facilities, the refinancing has not been completed and, as such, the outstanding balance of U.S.$117 million (Cdn$184 million) of commercial paper has been included in the current portion of long-term debt at September 30, 2002.

Accounts receivable securitization

The Company has a revolving agreement, expiring in June 2003, to sell eligible freight trade receivables up to a maximum of $350 million of receivables outstanding at any point in time. At September 30, 2002, pursuant to the agreement, $168 million and U.S.$113 million (Cdn$178 million) had been sold on a limited recourse basis reflecting no change in the level of accounts receivable sold since December 31, 2001.

Note 7 - Termination of conversion rights of 5.25% Convertible preferred securities ("Securities")

On May 6, 2002, the Company announced that it had met the conditions required to terminate the Securities holders' right to convert their Securities into common shares of the Company, and set the conversion termination date as July 3, 2002. The conditions were met when the Company's common share price exceeded 120% of the conversion price of U.S.$38.48 per share (as adjusted, following the Company's two-for-one common stock split in September 1999) for a specified period, and all accrued interest on the Securities had been paid.

On July 3, 2002, the closing price of the Company's common shares exceeded the conversion price of U.S.$38.48 per share. As a result, Securities that had not been previously surrendered for conversion were converted, resulting in the issuance of approximately 6 million common shares of the Company.

Note 8 - Derivative instruments

The Company uses derivative instruments to hedge a portion of its fuel requirement. As a result of its fuel hedging activities, the Company had an unrealized holding gain of $31 million at September 30, 2002 ($38 million unrealized holding loss at December 31, 2001).

Note 9 - Commitments

At September 30, 2002, the Company had commitments to acquire railroad ties, rail, freight cars and locomotives at an aggregate cost of $223 million ($52 million at December 31, 2001).

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)
--------------------------------------------------------------------------------

Note 10 - Net income and earnings per share

In addition to the consolidation of the WC results of operations for the three and nine months ended September 30, 2002 as explained in Note 3, the comparability of the results of operations for the nine months ended September 30, 2002 and 2001 is also impacted by the following items:

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)
--------------------------------------------------------------------------------

                                                                       Three months ended                   Nine months ended
                                                                          September 30                         September 30
                                                                -------------------------------      ------------------------------
                                                                   2002        2001        2001        2002        2001        2001
                                                                                      pro forma                           pro forma
                                                                                            (1)                                 (1)
-----------------------------------------------------------------------------------------------------------------------------------
(In millions)                                                                              (Unaudited)
Income before income taxes, excluding undernoted items           $  281      $  274      $  300      $  920      $  848      $  899
Income tax expense                                                  (94)        (96)       (106)       (310)       (302)       (319)
-----------------------------------------------------------------------------------------------------------------------------------

Adjusted net income                                                 187         178         194         610         546         580

Undernoted items, net of tax:
    Special charge for workforce reductions                           -           -           -           -         (62)        (62)
    Write-down of net investment in 360networks Inc.                  -           -           -           -         (77)        (77)
    Gain on sale of Detroit River Tunnel Company                      -           -           -           -          82          82
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      -           -           -           -         (57)        (57)

Net income                                                       $  187      $  178      $  194      $  610      $  489      $  523
===================================================================================================================================

The following table provides a reconciliation between basic and diluted earnings per share:

                                                                       Three months ended                   Nine months ended
                                                                          September 30                         September 30
                                                                -------------------------------      ------------------------------
                                                                   2002        2001        2001        2002        2001        2001
                                                                                      pro forma                           pro forma
                                                                                            (1)                                 (1)
-----------------------------------------------------------------------------------------------------------------------------------
(In millions, except per share data)                                                       (Unaudited)
Net income                                                       $  187      $  178      $  194      $  610      $  489      $  523
Dividends on convertible preferred securities (Note 7)                -          (3)         (3)         (6)         (9)         (9)
-----------------------------------------------------------------------------------------------------------------------------------
Income used for basic earnings per share                         $  187      $  175      $  191      $  604      $  480      $  514

Weighted-average shares outstanding                               200.3       192.4       192.4       195.7       191.9       191.9
Effect of dilutive securities and stock options                     2.7         9.0         9.0         7.4         8.8         8.8
-----------------------------------------------------------------------------------------------------------------------------------
Weighted-average diluted shares outstanding                       203.0       201.4       201.4       203.1       200.7       200.7

Basic earnings per share                                         $ 0.93      $ 0.91      $ 0.99      $ 3.09      $ 2.50      $ 2.68
Diluted earnings per share                                       $ 0.92      $ 0.88      $ 0.96      $ 3.00      $ 2.44      $ 2.61
===================================================================================================================================

(1) The pro forma figures reflect the Company's results of operations as if the Company had acquired WC on January 1, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (CANADIAN GAAP)
--------------------------------------------------------------------------------

                                                                                    Three months ended          Nine months ended
                                                                                        September 30               September 30
                                                                                   -----------------------    ----------------------
                                                                                         2002      2001(1)         2002      2001(1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                      (Unaudited)
Rail operations

Freight revenues ($ millions)                                                           1,455        1,288        4,406        3,975
Gross ton miles (millions)                                                             75,687       69,408      229,677      216,863
Revenue ton miles (RTM) (millions)                                                     39,460       35,909      119,081      113,267
Route miles (includes Canada and the U.S.)                                             17,843       15,476       17,843       15,476
Operating expenses per RTM (cents)(2)                                                    2.89         2.77         2.89         2.72
Freight revenue per RTM (cents)                                                          3.69         3.59         3.70         3.51
Carloads (thousands)                                                                    1,043          915        3,101        2,814
Freight revenue per carload ($)                                                         1,395        1,408        1,421        1,413
Diesel fuel consumed (Liters in millions)                                                 334          305        1,047          987
Average fuel price ($/Liter)                                                             0.32         0.35         0.31         0.36
Revenue ton miles per liter of fuel consumed                                              118          118          114          115
Gross ton miles per liter of fuel consumed                                                227          228          219          220
Diesel fuel consumed (U.S. gallons in millions)                                            89           81          277          261
Average fuel price ($/U.S. gallon)                                                       1.23         1.28         1.19         1.33
Revenue ton miles per U.S. gallon of fuel consumed                                        443          443          430          434
Gross ton miles per U.S. gallon of fuel consumed                                          850          857          829          831
Locomotive bad order ratio (%)(3)                                                         6.9          6.6          6.9          7.2
Freight car bad order ratio (%)                                                           5.9          5.6          6.0          5.8
------------------------------------------------------------------------------------------------------------------------------------

Productivity

Operating ratio (%)(2)                                                                   75.9         75.0         75.5         74.8
Freight revenue per route mile ($ thousands)                                               82           83          247          257
Revenue ton miles per route mile (thousands)                                            2,212        2,320        6,674        7,319
Freight revenue per average number of employees ($ thousands)                              62           57          190          179
Revenue ton miles per average number of employees (thousands)                           1,669        1,586        5,126        5,096
------------------------------------------------------------------------------------------------------------------------------------

Employees

Number at end of period                                                                23,484       22,410       23,484       22,410
Average number during period                                                           23,647       22,646       23,231       22,227
Labor and fringe benefits expense per RTM (cents)                                        1.22         1.16         1.23         1.10
Injury frequency rate per 200,000 person hours                                            3.4          4.2          3.1          4.3
Accident rate per million train miles                                                     2.2          1.7          2.2          1.8
------------------------------------------------------------------------------------------------------------------------------------

Financial

Debt to total capitalization ratio (% at end of period)                                  43.9         45.5         43.9         45.5
Return on assets (% at end of period)                                                     1.3          1.3          4.2          3.8
====================================================================================================================================

(1) 2001 data exclude WC which was acquired and consolidated effective October 9, 2001.

(2)  2001 figures exclude special charge.

(3) In 2002, the Company expanded its measure of bad order locomotives to include all those not available for service, including on-line failures. The 2001 figures have been restated accordingly.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (CANADIAN GAAP)
--------------------------------------------------------------------------------

                                                         Three months ended September 30          Nine months ended September 30
                                                     --------------------------------------   --------------------------------------
                                                                                  Variance                                 Variance
                                                         2002      2001(1)      Fav (Unfav)        2002      2001(1)     Fav (Unfav)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       (Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals                                 7,538        6,181            22%        22,222       18,299            21%
Metals and minerals                                     3,574        2,618            37%        10,012        7,712            30%
Forest products                                         8,508        7,193            18%        25,200       21,699            16%
Coal                                                    3,872        3,795             2%        10,786       11,789            (9%)
Grain and fertilizers                                   7,800        8,982           (13%)       26,913       31,933           (16%)
Intermodal                                              7,429        6,481            15%        21,500       19,686             9%
Automotive                                                739          659            12%         2,448        2,149            14%
---------------------------------------------------------------------------                     ---------------------
                                                       39,460       35,909            10%       119,081      113,267             5%

Freight revenue / RTM (cents)

Total freight revenue per RTM                            3.69         3.59             3%          3.70         3.51             5%
Business units:
Petroleum and chemicals                                  3.65         3.64             -           3.69         3.65             1%
Metals and minerals                                      3.86         4.51           (14%)         3.98         4.30            (7%)
Forest products                                          3.96         3.61            10%          3.95         3.57            11%
Coal                                                     2.20         2.11             4%          2.25         2.15             5%
Grain and fertilizers                                    2.78         2.83            (2%)         2.75         2.66             3%
Intermodal                                               3.67         3.75            (2%)         3.58         3.68            (3%)
Automotive                                              17.59        16.39             7%         17.97        17.40             3%
---------------------------------------------------------------------------                     ---------------------

Carloads (thousands)

Petroleum and chemicals                                   147          126            17%           438          383            14%
Metals and minerals                                       104           69            51%           294          195            51%
Forest products                                           151          116            30%           452          359            26%
Coal                                                      127          125             2%           374          391            (4%)
Grain and fertilizers                                     123          136           (10%)          400          434            (8%)
Intermodal                                                319          273            17%           904          828             9%
Automotive                                                 72           70             3%           239          224             7%
---------------------------------------------------------------------------                     ---------------------
                                                        1,043          915            14%         3,101        2,814            10%

Freight revenue / carload (dollars)

Total freight revenue per carload                       1,395        1,408            (1%)        1,421        1,413             1%
Business units:
Petroleum and chemicals                                 1,871        1,786             5%         1,870        1,744             7%
Metals and minerals                                     1,327        1,710           (22%)        1,354        1,703           (20%)
Forest products                                         2,232        2,241             -          2,204        2,156             2%
Coal                                                      669          640             5%           650          647             -
Grain and fertilizers                                   1,764        1,868            (6%)        1,853        1,959            (5%)
Intermodal                                                856          890            (4%)          851          874            (3%)
Automotive                                              1,806        1,543            17%         1,841        1,670            10%
====================================================================================================================================

(1) 2001 data exclude WC which was acquired and consolidated effective October 9, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION
PRO FORMA CONSOLIDATED STATEMENT OF INCOME (CANADIAN GAAP)
--------------------------------------------------------------------------------
(In millions, except per share data)

                                                         Three months ended September 30           Nine months ended September 30
                                                      -------------------------------------     ------------------------------------
                                                         2002          2001        Variance        2002          2001       Variance
                                                               pro forma(1)     Fav (Unfav)              pro forma(1)    Fav (Unfav)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        (Unaudited)
Revenues
Petroleum and chemicals                               $   275       $   248            11%      $   819       $   736           11%
Metals and minerals                                       138           149            (7%)         398           413           (4%)
Forest products                                           337           319             6%          996           954            4%
Coal                                                       85            87            (2%)         243           275          (12%)
Grain and fertilizers                                     217           267           (19%)         741           893          (17%)
Intermodal                                                273           252             8%          769           747            3%
Automotive                                                130           108            20%          440           374           18%
Other items                                                48            40            20%          157           147            7%
----------------------------------------------------------------------------                    ----------------------
                                                        1,503         1,470             2%        4,563         4,539            1%

Operating expenses
Labor and fringe benefits                                 480           468            (3%)       1,466         1,400           (5%)
Purchased services                                        166           146           (14%)         464           446           (4%)
Depreciation and amortization                             128           118            (8%)         373           368           (1%)
Fuel                                                      109           123            11%          335           410           18%
Equipment rents                                            87            79           (10%)         268           247           (9%)
Material                                                   72            67            (7%)         218           232            6%
Operating taxes                                            39            36            (8%)         122           121           (1%)
Casualty and other                                         60            57            (5%)         198           172          (15%)
Special charge                                              -             -             -             -            98          100%
----------------------------------------------------------------------------                    ----------------------
                                                        1,141         1,094            (4%)       3,444         3,494            1%

Operating income                                          362           376            (4%)       1,119         1,045            7%

Interest expense                                          (89)          (97)                       (268)         (299)

Other income                                                8            21                          69            57
----------------------------------------------------------------------------                    ----------------------

Income before income taxes                                281           300                         920           803

Income tax expense                                        (94)         (106)                       (310)         (280)
----------------------------------------------------------------------------                    ----------------------

Net income                                            $   187       $   194                     $   610       $   523
====================================================================================================================================

Operating ratio (excluding special charge)               75.9%         74.4%         (1.5)         75.5%         74.8%        (0.7)
====================================================================================================================================

Diluted earnings per share                            $  0.92       $  0.96                     $  3.00       $  2.61

Adjusted diluted earnings per share (2)               $  0.92       $  0.96                     $  3.00       $  2.90

Diluted weighted-average number of shares               203.0         201.4                       203.1         200.7
====================================================================================================================================

(1) The pro forma figures reflect the Company's results of operations as if the Company had acquired WC on January 1, 2001.

(2) Adjusted diluted earnings per share for 2001 exclude the gain on sale of DRT, the special charge for workforce reductions and the charge to write down the net investment in 360networks Inc.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY PRO FORMA INFORMATION (CANADIAN GAAP)
--------------------------------------------------------------------------------

                                                       Three months ended September 30             Nine months ended September 30
                                                     -----------------------------------       -------------------------------------
                                                        2002         2001       Variance          2002         2001         Variance
                                                             pro forma(1)    Fav (Unfav)               pro forma(1)      Fav (Unfav)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      (Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals                                7,538        6,484            16%        22,222       19,222             16%
Metals and minerals                                    3,574        3,448             4%        10,012       10,189             (2%)
Forest products                                        8,508        8,052             6%        25,200       24,331              4%
Coal                                                   3,872        4,153            (7%)       10,786       12,797            (16%)
Grain and fertilizers                                  7,800        9,183           (15%)       26,913       32,627            (18%)
Intermodal                                             7,429        6,535            14%        21,500       19,840              8%
Automotive                                               739          660            12%         2,448        2,153             14%
-------------------------------------------------------------------------                     ----------------------
                                                      39,460       38,515             2%       119,081      121,159             (2%)

Freight revenue / RTM (cents)

Total freight revenue per RTM                           3.69         3.71            (1%)         3.70         3.62              2%

Business units:
Petroleum and chemicals                                 3.65         3.82            (4%)         3.69         3.83             (4%)
Metals and minerals                                     3.86         4.32           (11%)         3.98         4.05             (2%)
Forest products                                         3.96         3.96             -           3.95         3.92              1%
Coal                                                    2.20         2.09             5%          2.25         2.15              5%
Grain and fertilizers                                   2.78         2.91            (4%)         2.75         2.74              -
Intermodal                                              3.67         3.86            (5%)         3.58         3.77             (5%)
Automotive                                             17.59        16.36             8%         17.97        17.37              3%
-------------------------------------------------------------------------                     ----------------------

Carloads (thousands)

Petroleum and chemicals                                  147          135             9%           438          410              7%
Metals and minerals                                      104          120           (13%)          294          328            (10%)
Forest products                                          151          147             3%           452          456             (1%)
Coal                                                     127          135            (6%)          374          420            (11%)
Grain and fertilizers                                    123          143           (14%)          400          455            (12%)
Intermodal                                               319          288            11%           904          871              4%
Automotive                                                72           70             3%           239          224              7%
-------------------------------------------------------------------------                     ----------------------
                                                       1,043        1,038             -          3,101        3,164             (2%)

Freight revenue / carload (dollars)

Total freight revenue per carload                      1,395        1,378             1%         1,421        1,388              2%

Business units:
Petroleum and chemicals                                1,871        1,837             2%         1,870        1,795              4%
Metals and minerals                                    1,327        1,242             7%         1,354        1,259              8%
Forest products                                        2,232        2,170             3%         2,204        2,092              5%
Coal                                                     669          644             4%           650          655             (1%)
Grain and fertilizers                                  1,764        1,867            (6%)        1,853        1,963             (6%)
Intermodal                                               856          875            (2%)          851          858             (1%)
Automotive                                             1,806        1,543            17%         1,841        1,670             10%
====================================================================================================================================

(1) The pro forma data has been prepared assuming the Company had acquired WC on January 1, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
--------------------------------------------------------------------------------

Management's discussion and analysis relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including Grand Trunk Corporation (GTC), Illinois Central Corporation (IC) and Wisconsin Central Transportation Corporation (WC), the latter from October 9, 2001. As used herein, the word "Company" means, as the context requires, CN and its subsidiaries. CN's common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). The Company also prepares consolidated financial statements in accordance with U.S. GAAP, which are included in this document. The U.S. GAAP financial statements are different in some respects from these financial statements, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, derivative instruments, stock-based compensation and convertible preferred securities.


FINANCIAL RESULTS

Third quarter and first nine months of 2002 compared to corresponding periods in 2001

The Company consolidated WC effective October 9, 2001, the date it acquired control of WC. Accordingly, in the following discussion, the Company's results of operations for the three and nine months ended September 30, 2001 exclude the results of operations of WC. Hereafter, pro forma refers to the consolidation of the results of operations of WC, assuming the acquisition and control of WC occurred on January 1, 2001.

The Company recorded consolidated net income of $187 million ($0.93 per basic share or $0.92 per diluted share) for the quarter ended September 30, 2002 compared to consolidated net income of $178 million ($0.91 per basic share or $0.88 per diluted share) in the third quarter of 2001, an increase of $9 million ($0.02 per basic share or $0.04 per diluted share). Consolidated net income for the nine months ended September 30, 2002 was $610 million ($3.09 per basic share or $3.00 per diluted share) compared to $489 million ($2.50 per basic share or $2.44 per diluted share) in the same period of 2001.

Operating income was $362 million for the third quarter of 2002 compared to $331 million in the same quarter of 2001. For the first nine months of the year, operating income was $1,119 million compared to $938 million in the same period of 2001. The operating ratio increased to 75.9% in the current quarter from 75.0% in the third quarter of 2001, a 0.9-point increase.

The nine-month period ended September 30, 2001 included items impacting the comparability of the results of operations to those in the respective period of 2002. For the nine months ended September 30, 2001, the Company recorded a special charge for workforce reductions of $98 million, $62 million after tax ($0.32 per basic share or $0.31 per diluted share), a charge to write down its net investment in 360networks Inc. of $99 million, $77 million after tax ($0.40 per basic share or $0.39 per diluted share) and a gain of $101 million, $82 million after tax ($0.43 per basic share or $0.41 per diluted share) related to the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT).

Excluding the aforementioned items, net income in the nine months ended September 30, 2002, increased by $64 million ($0.30 per basic share or $0.27 per diluted share), from $546 million ($2.79 per basic share or $2.73 per diluted share) for the same period in 2001.

Excluding the 2001 special charge, operating income for the nine-month period ended September 30, 2002, increased by $83 million, or 8%, to $1,119 million from $1,036 million in the same period last year. The nine-month operating ratio, excluding the 2001 special charge, increased to 75.5% in 2002 from 74.8% in 2001, a 0.7-point increase.


Comparison to 2001 pro forma

Net income in the current quarter decreased by $7 million ($0.06 per basic share or $0.04 per diluted share) from pro forma net income of $194 million ($0.99 per basic share or $0.96 per diluted share) in

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
--------------------------------------------------------------------------------

the comparative 2001 quarter. Excluding the 2001 items previously discussed, net income for the nine months ended September 30, 2002, increased by $30 million ($0.12 per basic share or $0.10 per diluted share) from pro forma net income of $580 million ($2.97 per basic share or $2.90 per diluted share) in the same 2001 period.

Revenues for the third quarter of 2002 increased by $33 million, or 2%, when compared to pro forma revenues of $1,470 million in the same 2001 period. For the nine-month period ended September 30, 2002, revenues increased by $24 million, or 1%, when compared to pro forma revenues of $4,539 million in the same period last year.

Operating expenses in the current quarter increased by $47 million, or 4%, from pro forma operating expenses of $1,094 million in the same quarter of 2001. For the first nine months of 2002, operating expenses increased by $48 million, or 1%, from pro forma operating expenses, excluding the special charge, of $3,396 million in the same period last year.

Operating income for the third quarter of 2002 was $362 million, a decrease of $14 million, or 4%, when compared to pro forma operating income of $376 million in the comparable 2001 quarter. The operating ratio increased to 75.9% in the current quarter from the pro forma operating ratio of 74.4% in the same quarter of 2001. For the nine-month period ended September 30, 2002, operating income was $1,119 million, a decrease of $24 million, from pro forma operating income, excluding the special charge, of $1,143 million in the comparable 2001 period. The nine-month operating ratio increased to 75.5% in 2002 from the pro forma operating ratio, excluding the special charge, of 74.8% in 2001.


Revenues

Revenues in the third quarter of 2002 totaled $1,503 million compared to $1,325 million during the same period in 2001, an increase of $178 million, or 13%. Revenues for the first nine months of 2002 were $4,563 million, an increase of $448 million, or 11%, from the same period last year. The increase in the quarter and first nine months was mainly attributable to the consolidation of WC revenues and to gains in petroleum and chemicals, automotive, intermodal and forest products. Partly offsetting these gains were continued weakness in Canadian grain, and coal revenues. Also contributing to the nine-month increase was the impact of the weaker Canadian dollar, particularly in the petroleum and chemicals, forest products and automotive business units.

Revenue ton miles increased by 10% in the quarter and 5% in the nine-month period ended September 30, 2002 when compared to the same periods in 2001. Freight revenue per revenue ton mile for the quarter and first nine months of the year increased by 3% and 5%, respectively, when compared to the same periods last year.

Petroleum and chemicals: Revenues increased by $50 million, or 22%, for the third quarter and $151 million, or 23%, for the first nine months when compared to the same periods in 2001. Growth in the quarter and nine-month period was mainly due to the inclusion of WC revenues and continued strength in the petroleum segment, including strong sulfur shipments and market share gains in various sectors. Revenue per revenue ton mile for the current quarter remained unchanged and increased by 1% during the first nine months of 2002, as the inclusion of shorter haul WC traffic and the effects of the weaker Canadian dollar were offset by an increase in longer haul traffic.

Metals and minerals: Revenues increased by $20 million, or 17%, for the third quarter and $66 million, or 20%, for the first nine months when compared to the same periods in 2001. The increase in the quarter and first nine months was mainly due to the inclusion of WC revenues, market share gains in the aluminum sector and strong construction materials traffic, partly offset by one-time gains in 2001. Also impacting the quarter were market share gains in the steel industry that were offset by reduced traffic in specific segments due to ongoing customer strikes. Revenue per revenue ton mile decreased by 14% in the current quarter and 7% for the first nine months of the year mainly due to an increase in longer haul traffic and the inclusion of certain lower-rated WC traffic.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
--------------------------------------------------------------------------------

Forest products: Revenues increased by $77 million, or 30%, for the third quarter and $222 million, or 29%, for the first nine months when compared to the same periods in 2001. Growth in the quarter and first nine months of the year was mainly due to the inclusion of WC revenues and, increased lumber and panels traffic, in line with a strong North American housing market. Improved market conditions in the Canadian pulp and paper industry also contributed to third quarter growth. The increase in revenue per revenue ton mile of 10% in the current quarter and 11% in the first nine months of 2002 was mainly due to the inclusion of shorter haul WC traffic and the effect of the weaker Canadian dollar.

Coal: Revenues increased by $5 million, or 6%, for the third quarter and decreased by $10 million, or 4%, for the first nine months when compared to the same periods in 2001. The increase in the quarter reflected the inclusion of WC revenues, partly offset by some weakness in CN coal traffic on a year-over-year basis. The decrease in the nine-month period was mainly due to reduced demand from power utilities and weak Canadian coal exports to offshore markets. The revenue per revenue ton mile increase of 4% in the current quarter and 5% during the first nine months of 2002 was mainly due to a decrease in longer haul traffic and the effect of the weaker Canadian dollar.

Grain and fertilizers: Revenues decreased by $37 million, or 15%, for the third quarter and $109 million, or 13%, for the first nine months when compared to the same periods in 2001. The decline in both the quarter and first nine months of 2002 reflected a significant deterioration in the Canadian grain crop. The third quarter was also impacted by the loss of a potash move and a decline in United States originating grain traffic. The 2% decrease in revenue per revenue ton mile in the current quarter was mainly attributable to a shift in traffic mix. For the first nine months, revenue per revenue ton mile increased by 3% mainly as a result of an increase in regulated grain rates and a decline in longer haul traffic.

Intermodal: Revenues increased by $30 million, or 12%, for the third quarter and $45 million, or 6%, for the first nine months when compared to the same periods in 2001. The increase in the quarter and first nine months of 2002 was attributable to growth in both the overseas and domestic segments. Growth in the overseas segment was achieved in spite of stagnant trade and the loss of an overseas move in the second half of 2001. The domestic segment benefited from growing markets in both Canada and the United States. The decrease in revenue per revenue ton mile of 2% for the current quarter and 3% for the first nine months of 2002 was mainly attributable to the fuel surcharge in 2001 and an increase in the average length of haul.

Automotive: Revenues increased by $22 million, or 20%, for the third quarter and $66 million, or 18%, for the first nine months when compared to the same periods in 2001, reflecting stronger motor vehicle production in both Canada and the United States. The 7% revenue per revenue ton mile increase for the current quarter and 3% increase for the first nine months of 2002 was mainly attributable to the weaker Canadian dollar.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
--------------------------------------------------------------------------------

Operating expenses

In the third quarter of 2002, operating expenses amounted to $1,141 million compared to $994 million in the same quarter of 2001. Operating expenses for the first nine months of 2002 were $3,444 million compared to $3,177 million in the same period of 2001.

Excluding the 2001 special charge for workforce reductions, operating expenses for the first nine months of the year increased by $365 million, or 12%, from $3,079 million in the same period of 2001. The increases in the quarter and first nine months of 2002 were mainly due to the consolidation of WC expenses, higher expenses for labor and fringe benefits and equipment rents, partially offset by lower fuel costs.

Labor and fringe benefits: Labor and fringe benefit expenses in 2002 increased by $63 million, or 15%, for the third quarter and $219 million, or 18%, for the first nine months when compared to the same 2001 periods. The increase in the quarter and first nine months of the year was mainly attributable to the inclusion of WC expenses ($55 million for the quarter and $158 million for the nine-month period), wage increases, higher benefit expenses, including health and welfare and other post-retirement benefits, and the impact of the weaker Canadian dollar on U.S. denominated expenses. These increases were partly offset by the effects of a reduced workforce in 2002.

Purchased services: The costs of purchased services increased by $30 million, or 22%, for the quarter and $52 million, or 13%, for the nine-month period ended September 30, 2002, when compared to corresponding periods in 2001. The increase in the quarter and first nine months of the year was mainly due to the inclusion of WC expenses and higher expenses for professional services and equipment repairs.

Depreciation and amortization: Depreciation and amortization expense for the quarter and nine months ended September 30, 2002, increased by $22 million, or 21%, and $37 million, or 11%, respectively, from the comparable 2001 periods. The increase in the quarter and first nine months of the year was mainly due to the inclusion of WC expenses and the impact of capital additions in 2002.

Fuel: Fuel expense decreased by $3 million, or 3%, for the third quarter and $41 million, or 11%, for the first nine months of 2002, when compared to the respective 2001 periods. The decrease in the quarter and first nine months of the year was primarily due to a decrease in the average price of fuel, partially offset by the inclusion of WC expenses.

Equipment rents: These expenses increased by $15 million, or 21%, in the quarter and $43 million, or 19%, for the first nine months of the year, when compared to the same 2001 periods. The increase in the quarter and first nine months of the year was mainly due to the inclusion of WC expenses and lower car hire income.

Material: For the quarter and nine months ended September 30, 2002, material costs increased by $11 million, or 18%, and $10 million, or 5%, respectively, from the comparable 2001 periods. The increase in the quarter and first nine months of the year was mainly due to the inclusion of WC expenses that were partly offset by lower locomotive and car maintenance costs.

Operating taxes: Operating taxes increased by $5 million, or 15%, during the third quarter and $7 million, or 6%, during the nine-month period ended September 30, 2002 when compared to the corresponding 2001 periods. The increase in the quarter and first nine months of the year was mainly due to the inclusion of WC expenses and lower recoveries in 2002.

Casualty and other: These expenses increased by $4 million, or 7%, in the current quarter and $38 million, or 24%, for the first nine months of 2002, when compared to the corresponding 2001 periods. The increase in the current quarter is mainly due to the inclusion of WC expenses. The increase in the nine-month period was mainly due to higher expenses for casualty and legal claims, including occupational-related claims, and higher derailment-related expenses that were partly offset by lower expenses related to environmental matters and bad debts.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
--------------------------------------------------------------------------------

Other

Interest expense: Interest expense for the third quarter increased by $18 million, or 25%, from the comparable 2001 quarter and $48 million, or 22%, in the first nine months of 2002 versus the equivalent 2001 period. The increase in the quarter and first nine months of the year was mainly due to the financing related to the acquisition of WC and the inclusion of WC expenses. Partly offsetting these increases was lower interest expense related to the maturity of certain notes in the first nine months of 2001.

Other income: The Company recorded other income of $8 million for the third quarter of 2002 compared to $14 million in the same period of 2001. The decrease is mainly due to lower gains on disposal of surplus assets, partly offset by the Company's equity in earnings of English Welsh and Scottish Railway (EWS) of $4 million. On September 30, 2002, the Company completed the sale of IC Terminal Holdings Company for net sales proceeds of U.S.$18 million (Cdn$28 million), which approximated the carrying value of the investment. Excluding the impact of the 2001 DRT and 360networks Inc. transactions previously discussed, other income for the first nine months of 2002 increased to $69 million from $32 million in the comparable period of 2001. The increase was mainly due to the Company's equity in earnings of EWS of $19 million and higher gains on disposal of surplus assets.

Income tax expense: The Company recorded an income tax expense of $94 million for the current quarter and $96 million for the corresponding period in 2001. Income tax expense was $310 million for the nine months ended September 30, 2002 and $263 million for the comparable 2001 period. The effective tax rate for the quarter and nine months ended September 30, 2002 was 33.5% and 33.7%, respectively. The effective tax rate for the comparative 2001 periods was 35.0% and 35.6%, respectively, excluding the income tax effect on the special charge, the DRT transaction and the charge for 360networks Inc.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
--------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facilities, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through the Accounts receivable securitization program. In addition, from time to time, the Company's liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $294 million and $869 million for the three and nine-month periods ended September 30, 2002, respectively, compared to $193 million and $630 million for the same 2001 periods. Net income, excluding non-cash items, generated cash of $353 million for the current quarter and $1,121 million for the nine months ended September 30, 2002, compared to $310 million and $1,031 million in the corresponding 2001 periods. Cash generated in the first nine months of 2002 was partially consumed by payments for workforce reductions and income taxes of $130 million and $88 million, respectively, compared to $128 million and $70 million, respectively, for the same period last year. Payments for casualty and legal claims, including amounts paid for workers' compensation, for the first nine months of 2002 and 2001 were $105 million and $119 million, respectively.

Investing activities: Cash used by investing activities in the quarter and nine months ended September 30, 2002 amounted to $159 million and $290 million, respectively, compared to $161 million and $309 million for the comparable periods in 2001. The Company's investing activities in the first nine months of 2002 included net proceeds of $68 million from the sale of its investment in Tranz Rail Holdings Limited, whereas the comparative period included net proceeds of $112 million from the sale of DRT. Net capital expenditures amounted to $157 million and $361 million in the three and nine months ended September 30, 2002, respectively, an increase of $37 million and a decrease of $27 million from the same 2001 periods. Capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

The Company anticipates that capital expenditures for 2002 will remain at approximately the same level as 2001. This will include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company's operating efficiency and customer service.

Dividends: The Company paid a quarterly dividend of $0.215 per common share amounting to $43 million for the third quarter and $126 million for the first nine months of 2002 compared to $38 million and $113 million, respectively, at the rate of $0.195 per common share for the same periods in 2001. In the third quarter and first nine months of 2002, $4 million and $9 million, respectively, was paid on the convertible preferred securities compared to $4 million and $14 million, respectively, for the same periods in 2001, at an annual rate of 5.25%.

Free cash flow

The Company generated $88 million and $444 million of free cash flow for the three and nine months ended September 30, 2002, respectively, compared to cash consumed of $10 million and cash generated of $194 million for the same 2001 periods. The Company defines free cash flow as cash provided from operating activities less capital expenditures, other investing activities and dividends paid.

Financing activities: Cash used by financing activities totaled $157 million for the third quarter and $473 million for the nine months ended September 30, 2002 compared to cash generated from financing activities of $810 million and $617 million in the same periods of 2001. In 2002, issuances and repayments of long-term debt related principally to the Company's commercial paper and revolving credit facilities. In September 2001, the Company issued debt securities in two series, U.S.$400 million (Cdn$629 million) 6.375% Notes due 2011 and U.S.$200 million (Cdn$314 million) 7.375% Debentures due 2031, related to the acquisition of WC.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
--------------------------------------------------------------------------------

The Company has access to various financing arrangements:

Revolving credit facilities

The Company has U.S.$1,000 million revolving credit facilities that expire in March 2003. The credit facility agreements contain customary financial covenants with which the Company has been in full compliance since the inception of the agreements. The Company's borrowings of U.S.$172 million (Cdn$273 million) outstanding at December 31, 2001 were entirely repaid in the first quarter of 2002 and since then, the credit facilities have not been drawn upon. At September 30, 2002, letters of credit under the revolving credit facilities amounted to $295 million. The Company currently expects to renew the existing facilities and to complete the refinancing before their maturity.

Commercial paper

The Company has a commercial paper program, which is backed by a portion of its revolving credit facilities, enabling it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S. dollar equivalent. The revolving credit facilities will mature in March 2003 and while the Company's intent is to renew the existing revolving credit facilities, the refinancing has not been completed and, as such, the outstanding balance of U.S.$117 million (Cdn$184 million) of commercial paper has been included in the current portion of long-term debt at September 30, 2002.

Shelf registration statement

At September 30, 2002, the Company had U.S.$400 million remaining for issuance under its shelf registration statement.

Accounts receivable securitization program

The sale of a portion of the Company's accounts receivable is conducted under a securitization program, which has a $350 million maximum limit and will expire in June 2003. The program is subject to customary credit rating and reporting requirements. In the event the program is terminated before its scheduled maturity, the Company expects to have sufficient liquidity remaining in its current and future revolving credit facilities to meet future obligations and anticipated capital expenditures. The Company intends to renew the program upon expiration. At September 30, 2002, pursuant to the agreement, $168 million and U.S.$113 million (Cdn$178 million) had been sold on a limited recourse basis reflecting no change in the level of accounts receivable sold since December 31, 2001.

The Company's access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company's credit standing.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
--------------------------------------------------------------------------------

Contractual obligations and commercial commitments

In the normal course of business, the Company incurs contractual obligations and commercial commitments. The following tables set forth material obligations and commitments as of September 30, 2002:

Contractual obligations
(In millions)

Contract Type                           Total      2002   2003-2004  2005-2006   2007 &
                                                                               thereafter
-----------------------------------------------------------------------------------------
Debentures, notes and other            $ 4,517   $    11   $ 1,104   $   581   $ 2,821
Capital leases (a)                         881        35       188        97       561
-----------------------------------------------------------------------------------------
   Long-term debt                      $ 5,398   $    46   $ 1,292   $   678   $ 3,382

Operating leases (b)                     1,206        56       406       302       442
-----------------------------------------------------------------------------------------

Total obligations                      $ 6,604   $   102   $ 1,698   $   980   $ 3,824
=========================================================================================

Commercial commitments
(In millions)

Committment Type                        Total      2002   2003-2004  2005-2006   2007 &
                                                                               thereafter
-----------------------------------------------------------------------------------------
Standby letters of credit (c)          $   488   $   194   $   293   $     1   $     -
Other commercial commitments (d)           223        27       196         -         -
-----------------------------------------------------------------------------------------

Total commitments                      $   711   $   221   $   489   $     1   $     -
=========================================================================================

(a) Excludes $507 million of imputed interest on capital leases at rates ranging from approximately 3.0% to 14.6%.

(b) The Company has guaranteed the residual values of $77 million of equipment with lease terms expiring in the years 2004 through 2012. As at September 30, 2002, the Company does not expect to make any payments pertaining to the guarantees of these leases.

(c) Consists mainly of letters of credit issued as a financial guarantee of the Company's contractual obligations under various arrangements. Letters of credit under the revolving credit facilities amounted to $295 million.

(d)  Includes commitments for railroad ties, rail, freight cars and locomotives.


For 2002 and the foreseeable future, the Company expects cash from operations and from its various sources of financing, including the expected renewal of its revolving credit facilities, to be sufficient to meet its future obligations and fund anticipated capital expenditures.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
--------------------------------------------------------------------------------

SHARE REPURCHASE PROGRAM

On October 22, 2002, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 13 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices.

TERMINATION OF CONVERSION RIGHTS OF 5.25% CONVERTIBLE PREFERRED SECURITIES ("SECURITIES")

On May 6, 2002, the Company announced that it had met the conditions required to terminate the Securities holders' right to convert their Securities into common shares of the Company, and set the conversion termination date as July 3, 2002. The conditions were met when the Company's common share price exceeded 120% of the conversion price of U.S.$38.48 per share (as adjusted, following the Company's two-for-one common stock split in September 1999) for a specified period, and all accrued interest on the Securities had been paid.

On July 3, 2002, the closing price of the Company's common shares exceeded the conversion price of U.S.$38.48 per share. As a result, Securities that had not been previously surrendered for conversion were converted, resulting in the issuance of approximately 6 million common shares of the Company.

ACQUISITION OF WISCONSIN CENTRAL TRANSPORTATION CORPORATION

On October 9, 2001, the Company completed its acquisition of WC for an acquisition cost of $1,297 million (U.S.$831 million) and began a phased integration of the companies' operations.

The Company accounted for the merger using the purchase method of accounting as required by the Canadian Institute of Chartered Accountants (CICA) Handbook
Section 1581 "Business Combinations." As such, the Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The results of the final valuation of WC's assets and liabilities are not expected to have a material impact on the results of operations.

CRITICAL ACCOUNTING POLICIES, BUSINESS RISKS AND OTHER MATTERS

Management's discussion and analysis of the Company's financial condition and results of operations is based on the same accounting policies as those used in preparing the Company's 2001 Annual Consolidated Financial Statements. As such, this document should be read in conjunction with Note 1 "Summary of significant accounting policies" of the Company's 2001 Annual Consolidated Financial Statements.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to litigation, environmental liabilities, casualty claims, depreciation lives, income tax liabilities, and pension and other post-retirement benefits, based upon currently available information. Actual results could differ from these estimates.

Legal actions

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational related claims, damage to property claims and environmental claims. The Company maintains, and regularly updates on a case-by-case basis, casualty provisions for such items when the expected loss is both probable and can be reasonably estimated. Although the Company considers such provisions to be adequate for these matters, the final outcome with respect to actions outstanding or pending at September 30, 2002, or with respect to future claims,

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
--------------------------------------------------------------------------------

cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

Employee work-related injuries, including occupational related claims, are compensated according to the provisions of the Federal Employers' Liability Act
(FELA) and represent a significant expense for the railroad industry in the United States. Consistent with the case-by-case approach, the Company does not accrue a provision for unasserted occupational related claims. In view of the Company's increasing expansion in the United States, and the increase in the number of occupational claims over the past years, the Company will consider using an actuarial based approach to evaluate the sufficiency of its provision for occupational and other claims. The Company has been, and continues working with an independent actuarial firm. Any change in the estimated liability would be accounted for as a change in accounting estimate and recorded in the results of operations.

As at September 30, 2002, the Company had aggregate reserves for legal matters of $258 million ($277 million at December 31, 2001), of which approximately $152 million was for work-related injuries to employees in the United States, including occupational related claims.

Environmental matters

Regulatory compliance

The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in the railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

Known existing environmental concerns

The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

Unknown existing environmental concerns

While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and costs cannot be reasonably estimated and as such, costs related to future remediation will be accrued in the year they become known.

Future occurrences

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
--------------------------------------------------------------------------------

and compensatory or punitive damages relating to harm to individuals or property.

As at September 30, 2002, the Company had aggregate accruals for environmental costs of $101 million ($112 million at December 31, 2001). The Company has not included any reduction in costs for anticipated recovery from insurance.

There can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs.

Properties

The Company follows the group method of depreciation and, as such, depreciates the cost of properties, net of asset impairment write-downs, on a straight-line basis over the estimated useful life of each asset class. Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based upon currently available information, including comprehensive depreciation studies that incorporate assumptions of remaining useful lives. A revision to the estimated useful lives of properties is considered a change in accounting estimate and, as a result, depreciation rates would be changed on a prospective basis. A significant change in depreciable lives could result in a material change to depreciation expense.

Pension and Other post-retirement benefits

The Company accounts for pension and other post-retirement benefits as required by CICA Handbook Section 3461 "Employee Future Benefits." Under this accounting standard, the 2002 assumptions regarding the valuation of benefit obligations and performance of plan assets were established on the plan's last measurement date of January 1, 2002. Delayed recognition of differences between actual results and those assumed is a guiding principle of this standard. This approach allows for recognition of changes in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.

An actuarial valuation is conducted at least on a triennial basis, to account for pension and other post-retirement benefits which uses management assumptions for the discount rate, the expected return on plan assets, the rate of compensation increase, the health care cost trend and the expected average remaining service life of the employee group. A change in any one of these assumptions could have a significant impact on the pension and post-retirement benefit expense recorded under CICA Section 3461. The Company regularly reviews these assumptions on an annual basis.

During the last ten years ended December 31, 2001, the CN Pension Plan earned an average rate of return in excess of 10% annually. For that same period, the Company used a long-term rate of return assumption not exceeding 9% to compute pension expense. However, given the recent performance of its plan assets and the equity markets in North America, it is anticipated that the Company will, effective for 2003, reduce the expected long-term rate of return on plan assets from 9% to 8% to reflect management's current view of long-term investment returns. The effect of this change in management's assumption will be to increase pension expense by approximately $50 million.

Financial instruments

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
--------------------------------------------------------------------------------

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At September 30, 2002, the Company hedged approximately 46% of the estimated 2002 fuel consumption, 45% of the estimated 2003 fuel consumption and 14% of the estimated 2004 fuel consumption. This represented approximately 391 million U.S. gallons at an average price of U.S.$0.6064 per U.S. gallon.

For the three months ended September 30, 2002, the Company realized a gain of $4 million from its fuel hedging activities, compared to a negligible gain in the same period last year. For the first nine months of 2002, the Company's hedging activities resulted in a realized loss of $5 million compared to a $4 million gain in the same period of 2001.

As a result of fuel hedging activities, the Company had an unrealized holding gain of $31 million at September 30, 2002 ($38 million unrealized holding loss at December 31, 2001).

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in certain markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers' equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins.

To a greater degree than other rail carriers, the Company's subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

In recent years, there has been significant consolidation of rail systems in the United States. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Labor negotiations

Canadian workforce

As of October 2002, the Company had achieved ratified settlements with bargaining groups representing substantially all of its Canadian

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
--------------------------------------------------------------------------------

unionized workforce. These agreements are generally for a three-year period effective until December 31, 2003.

U.S. workforce

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and just recently WC, have bargained on a local basis rather than holding national, industry wide negotiations because the resulting settlements better address both the employees' concerns and preferences and the railways' actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

As of October 2002, the Company had in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, and CCP, and 43% at WC. These agreements have various durations, ranging from the end of 2001 to the end of 2005. Several of these agreements have reopened or will reopen in 2002.

Negotiations are ongoing with the bargaining units with which the Company has not yet achieved new settlements. Until new agreements are reached or until settlements are ratified, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

Regulation

The Company's rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency), under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company's U.S. rail operations are subject to regulation by the Surface Transportation Board (STB) (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. It was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes, which, if adopted, would affect all modes of transportation, including rail. No assurance can be given that any decision by the federal government pursuant to the report's recommendations will not materially adversely affect the Company's financial position or results of operations.

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in the demand for them. However, many of the bulk commodities the Company transports move offshore and are impacted more by global economic conditions than North American economic cycles. The Company's results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations.

The Company's revenues are affected by prevailing economic conditions. In 2001, widespread recessionary conditions in the economy affected the Company's revenues. While the Company expects continued North American economic growth in the fourth quarter of 2002, much of that will depend on

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
--------------------------------------------------------------------------------

consumer and business confidence, both of which show signs of being tested by uncertain domestic markets and international events. The Company will continue to leverage its strong service capabilities but remains cautious about business prospects for the near term.

Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be affected.

In addition to the inherent risks of the business cycle, the Company is occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers. More recently, severe drought conditions in western Canada significantly reduced bulk commodity revenues, principally grain. There continues to be widespread concerns about the impact of crop conditions on grain supplies in the near term.


Inflation

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Forward-looking information

Certain information included in this report may be "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth in this section as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Disclosure Controls and Procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-14(c) and 15-d-14(c)) as of October 22, 2002 (the "Evaluation Date") within the 90 day period leading to and ending on the filing date of this quarterly report, have concluded that the Company's disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. Subsequent to the Evaluation Date, there were no significant changes in the Company's internal controls or, to their knowledge, in other factors that could significantly affect the Company's disclosure controls and procedures.

                                                                         ITEM 3


          Statement of Principal Executive Officer Regarding Facts and
                 Circumstances Relating to Exchange Act Filings


I, PAUL M. TELLIER, President and Chief Executive Officer of Canadian National Railway Company ("CN"), certify that:

     (1)  I have reviewed this quarterly report on Form 6-K of CN;

     (2) Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

     (3) Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

     (4) The Executive Vice-President and Chief Financial Officer of CN and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant ("CN") and have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to CN, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

          (b) evaluated the effectiveness of CN's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

          (c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     (5) CN's other certifying officers and I have disclosed, based on our most recent evaluation, to CN's auditors and the audit committee of CN's board of directors;

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarizes and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     (6) CN's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The following certification is made on a voluntary basis and is not required under the laws of Canada, the United States or any other jurisdiction. The certification is not and shall not be deemed to be a certification made pursuant to the Sarbanes-Oxley Act of 2002 of the United States or any other law or regulation of the United States, Canada or any other jurisdiction. The certification is made as of the date of issuance of this report and neither we nor the undersigned assumes any duty to update the certification.


/s/ PAUL M. TELLIER
-------------------------------------
    PAUL M. TELLIER
President and Chief Executive Officer
Canadian National Railway Company

DATE: October 24, 2002

                                                                         ITEM 4


          Statement of Principal Financial Officer Regarding Facts and
                 Circumstances Relating to Exchange Act Filings


I, CLAUDE MONGEAU, Executive Vice-President and Chief Financial Officer of Canadian National Railway Company ("CN"), certify that:

     (1)  I have reviewed this quarterly report on Form 6-K of CN;

     (2) Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

     (3) Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

     (4) The President and Chief Executive Officer of CN and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant ("CN") and have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to CN, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

          (b) evaluated the effectiveness of CN's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

          (c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     (5) CN's other certifying officers and I have disclosed, based on our most recent evaluation, to CN's auditors and the audit committee of CN's board of directors;

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarizes and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     (6) CN's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The following certification is made on a voluntary basis and is not required under the laws of Canada, the United States or any other jurisdiction. The certification is not and shall not be deemed to be a certification made pursuant to the Sarbanes-Oxley Act of 2002 of the United States or any other law or regulation of the United States, Canada or any other jurisdiction. The certification is made as of the date of issuance of this report and neither we nor the undersigned assumes any duty to update the certification.


/s/ CLAUDE MONGEAU
-----------------------------------
    CLAUDE MONGEAU
Executive Vice-President and Chief
Financial Officer
Canadian National Railway Company

DATE: October 24, 2002